      As filed with the Securities and Exchange Commission on December 22, 1998.
                                                              File No. 333-xxxx

                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549

                                      FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [X]

     Pre-Effective Amendment No.                                      [ ]
     Post-Effective Amendment No.                                     [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

     Amendment No.  30                                                [X]

                          HARTFORD LIFE INSURANCE COMPANY
                    PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT
                             (Exact Name of Registrant)

                           HARTFORD LIFE INSURANCE COMPANY
                                 (Name of Depositor)

                                   P.O. Box 2999
                              Hartford, CT  06104-2999
                     (Address of Depositor's Principal Offices)

                                   (860) 843-4891
                (Depositor's Telephone Number, Including Area Code)

                                  Brian Lord, Esq.
                                Hartford Life, Inc.
                                   P.O. Box 2999
                              Hartford, CT  06104-2999
                      (Name and Address of Agent for Service)

It is proposed that this filing will become effective:

          immediately upon filing pursuant to paragraph (b) of Rule 485
     ---
          on May 1, 1999 pursuant to paragraph (b) of Rule 485
     ---
          60 days after filing pursuant to paragraph (a)(1) of Rule 485
     ---
          on _____________, 1998 pursuant to paragraph (a)(1) of --- Rule 485 this post-effective amendment designates a new effective date for --- a previously filed post-effective amendment.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                               CROSS REFERENCE SHEET
                              PURSUANT TO RULE 495(A)

      N-4 Item No.                      Prospectus Heading
----------------------------------------------------------
1.    Cover Page                        Hartford Life Insurance Company -
                                        Putnam Capital Manager Trust
                                        Separate Account

2.    Definitions                       Glossary of Special Terms

3.    Synopsis or Highlights            Summary

4.    Condensed Financial               Yield Information
      Information

5.    General Description of            Hartford Life Insurance Company, The
      Registrant                        Separate Account, The Fixed Accounts,
                                        and The Funds

6.    Deductions                        Contract Charges

7.    General Description of            The Contract, The Separate Account, The
      Annuity Contracts                 Fixed Accounts, and Surrenders

8.    Annuity Period                    Settlement Provisions

9.    Death Benefit                     Death Benefits

10.   Purchases and Contract Value      The Contract, and Contract Value

11.   Redemptions                       Surrenders

12.   Taxes                             Federal Tax Considerations

13.   Legal Proceedings                 Legal Matters and Experts

14.   Table of Contents of the          Table of Contents to
      Statement of Additional           Statement of Additional
      Information                       Information

15.   Cover Page                        Part B; Statement of Additional
                                        Information

16.   Table of Contents                 Table of Contents

17.   General Information and History   Summary

18.   Services                          None

19.   Purchase of Securities            Distribution of Contracts
      being Offered

20.   Underwriters                      Distribution of Contracts

21.   Calculation of Performance Data   Calculation of Yield and Return

22.   Annuity Payments                  Settlement Provisions

23.   Financial Statements              Financial Statements

24.   Financial Statements and          Financial Statements and
      Exhibits                          Exhibits

25.   Directors and Officers of the     Directors and Officers of the
      Depositor                         Depositor

26.   Persons Controlled by or Under    Persons Controlled by or Under
      Common Control with the           Common Control with the Depositor
      Depositor or Registrant           or Registrant

27.   Number of Contract Owners         Number of Contract Owners

28.   Indemnification                   Indemnification

29.   Principal Underwriters            Principal Underwriters

30.   Location of Accounts and          Location of Accounts and Records
      Records

31.   Management Services               Management Services

32.   Undertakings                      Undertakings

                                        PART A

HARTFORD LIFE INSURANCE COMPANY -
PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT
[PRODUCT NAME]

P.O. Box 5085
Hartford, Connecticut 06102-5085
Telephone:1-800-521-0538

--------------------------------------------------------------------------------

This Prospectus describes information you should know before you purchase [Product Name] variable annuity. Please read it carefully.

[Product Name] variable annuity is a Contract between you and Hartford Life Insurance Company where you agree to make at least one payment to us and we agree to make a series of annuity payments to you at a later date. This annuity is a flexible premium, tax-deferred, variable annuity offered to both individuals and groups. It is:

X  Flexible, because you may add premium payments at any time.

X Tax-deferred, which means you don't pay taxes until you take money out or until we start to make annuity payments to you.

X Variable, because the value of your annuity will fluctuate with the performance of the underlying Fund.

At purchase, you allocate your premium payment, which is any purchase payment less any Premium Taxes, to "Sub-Accounts". These are subdivisions of our Separate Account, an account that keeps your annuity assets separate from our company assets. The Sub-Accounts then purchase shares of mutual funds set up exclusively for variable annuity or variable life insurance products. These Funds are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund. They may have similar investment strategies and the same portfolio managers as retail mutual funds. This annuity offers you Funds with investment strategies ranging from conservative to aggressive and you may pick those funds that meet your investment goals and risk tolerance. The Sub-Accounts and the Funds are listed below:

- Putnam Asia Pacific Growth Sub-Account which purchases shares of Class IA of Putnam VT Asia Pacific Growth Fund of the Putnam Variable Trust;

- Putnam Diversified Income Sub-Account which purchases shares of Class IA of Putnam VT Diversified Income Fund of the Putnam Variable Trust;

- The George Putnam Fund Sub-Account which purchases shares of Class IA of Putnam VT The George Putnam Fund of Boston of the Putnam Variable Trust;

- Putnam Global Asset Allocation Sub-Account which purchases shares of Class IA of Putnam VT Global Asset Allocation Fund of the Putnam Variable Trust;

- Putnam Global Growth Sub-Account which purchases shares of Class IA of Putnam VT Global Growth Fund of the Putnam Variable Trust;

- Putnam Growth and Income Sub-Account which purchases shares of Class IA of Putnam VT Growth and Income Fund of the Putnam Variable Trust;

- Putnam Health Sciences Sub-Account which purchases shares of Class IA of Putnam VT Health Sciences Fund of the Putnam Variable Trust;

- Putnam High Yield Sub-Account which purchases shares of Class IA of Putnam VT High Yield Fund of the Putnam Variable Trust;

- Putnam International Growth Sub-Account which purchases shares of Class IA of Putnam VT International Growth Fund of the Putnam Variable Trust;

- Putnam International Growth and Income Sub-Account which purchases shares of Class IA of Putnam VT International Growth and Income Fund of the Putnam Variable Trust;

- Putnam International New Opportunities Sub-Account which purchases shares of Class IA of Putnam VT International New Opportunities Fund of the Putnam Variable Trust;

                            1     - PROSPECTUS

- Putnam Investors Sub-Account which purchases shares of Class IA of Putnam VT Investors Fund of the Putnam Variable Trust;

- Putnam Money Market Sub-Account which purchases shares of Class IA of Putnam VT Money Market Fund of the Putnam Variable Trust;

- Putnam New Opportunities Sub-Account which purchases shares of Class IA of Putnam VT New Opportunities Fund of the Putnam Variable Trust;

- Putnam New Value Sub-Account which purchases shares of Class IA of Putnam VT New Value Fund of the Putnam Variable Trust;

- Putnam OTC & Emerging Growth Sub-Account which purchases shares of Class IA of Putnam VT OTC & Emerging Growth Fund of the Putnam Variable Trust;

- Putnam Research Sub-Account which purchases shares of Class IA of Putnam VT Research Fund of the Putnam Variable Trust;

- Putnam U.S. Government and High Quality Bond Sub-Account which purchases shares of Class IA of Putnam VT U.S. Government and High Quality Bond Fund of the Putnam Variable Trust;

- Putnam Utilities Growth & Income Sub-Account which purchases shares of Class IA of Putnam VT Utilities Growth & Income Fund of the Putnam Variable Trust;

- Putnam Vista Sub-Account which purchases shares of Class IA of Putnam VT Vista Fund of the Putnam Variable Trust; and

- Putnam Voyager Sub-Account which purchases shares of Class IA of Putnam VT Voyager Fund of the Putnam Variable Trust.

You may also allocate some or all of your premium payment to one of the "Fixed Accounts", which pays an interest rate guaranteed for a certain time period from the time the payment is made. Premium payments put in a Fixed Account are not segregated from our company assets like the assets of the Separate Account.

If you decide to buy this annuity, you should keep this Prospectus for your records. You can also call us at 1-800-521-0538 to get a Statement of Additional Information, free of charge. The Statement of Additional Information contains more information about this annuity and, like this Prospectus, is filed with the Securities and Exchange Commission. We have included the Table of Contents for the Statement of Additional Information at the end of this Prospectus. Although we file the Prospectus and the Statement of Additional Information with the Securities and Exchange Commission, the Commission doesn't approve or disapprove these securities or determine if the information is truthful or complete. Anyone who represents that the Securities and Exchange Commission does these things may be guilty of a criminal offense.

This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website (HTTP://WWW.SEC.GOV).

This annuity IS NOT:

-  A bank deposit or obligation

-  Federally insured

-  Endorsed by any bank or governmental agency

This annuity may not be available for sale in all states.

Prospectus Dated: March 1, 1999
Statement of Additional Information Dated: March 1, 1999

                            2     - PROSPECTUS

TABLE OF CONTENTS
      -------------------------------------------------------------------

                                                                         Page
 ----------------------------------------------------------------------------
    Glossary of Special Terms                                              4
 ----------------------------------------------------------------------------
    Fee Table                                                              5
 ----------------------------------------------------------------------------
    Summary                                                                8
 ----------------------------------------------------------------------------
    Hartford Life Insurance Company                                       10
 ----------------------------------------------------------------------------
    The Separate Account                                                  10
 ----------------------------------------------------------------------------
    The Funds                                                             11
 ----------------------------------------------------------------------------
    Performance Related Information                                       13
 ----------------------------------------------------------------------------
    The Fixed Accounts                                                    14
 ----------------------------------------------------------------------------
    The Contract                                                          15
 ----------------------------------------------------------------------------
       Contract Value - Before the Annuity Commencement Date              16
 ----------------------------------------------------------------------------
       Contract Value Transfers Before and After the Annuity
        Commencement Date                                                 17
 ----------------------------------------------------------------------------
       Surrenders                                                         17
 ----------------------------------------------------------------------------
       Contract Charges                                                   18
 ----------------------------------------------------------------------------
       Death Benefits                                                     20
 ----------------------------------------------------------------------------
    Settlement Provisions                                                 22
 ----------------------------------------------------------------------------
       Annuity Payments                                                   23
 ----------------------------------------------------------------------------
       Other Information                                                  25
 ----------------------------------------------------------------------------

                                                                         Page
 ----------------------------------------------------------------------------
    Federal Tax Considerations                                            25
 ----------------------------------------------------------------------------
       Taxation of Hartford and the Separate Account                      25
 ----------------------------------------------------------------------------
       Taxation of Annuities - General Provisions Affecting Purchasers
        Other Than Qualified Retirement Plans                             25
 ----------------------------------------------------------------------------
       Federal Income Tax Withholding                                     29
 ----------------------------------------------------------------------------
       General Provisions Affecting Qualified Retirement Plans            29
 ----------------------------------------------------------------------------
       Annuity Purchases By Nonresident Aliens and Foreign Corporations   29
 ----------------------------------------------------------------------------
    Miscellaneous                                                         29
 ----------------------------------------------------------------------------
       How Contracts Are Sold                                             29
 ----------------------------------------------------------------------------
       Year 2000                                                          30
 ----------------------------------------------------------------------------
       Legal Matters                                                      30
 ----------------------------------------------------------------------------
       Experts                                                            31
 ----------------------------------------------------------------------------
       More Information                                                   31
 ----------------------------------------------------------------------------
    Appendix I -- Information Regarding Tax-Qualified Plans               32
 ----------------------------------------------------------------------------

                            3     - PROSPECTUS

Glossary of Special Terms
      -------------------------------------------------------------------

ACCOUNT: Any of the Sub-Accounts or Fixed Accounts.

ACCUMULATION UNIT: A unit of measure we use to calculate values before we begin to make annuity payments to you.

ADMINISTRATIVE OFFICE: Located at 200 Hopmeadow Street, Simsbury, CT 06089. The mailing address is Post Office Box 5085, Hartford, CT 06104-5085.

ANNIVERSARY VALUE: The value equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any premium payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary.

ANNUAL MAINTENANCE FEE: An annual $30 charge for annuities having a value of less than $50,000 on the most recent Contract Anniversary or when the annuity is Surrendered in full. The charge is deducted proportionately from the Fund in use at the time.

ANNUITANT: The person on whose life the Contract is based. The Annuitant may not be changed.

ANNUITY: A Contract issued by us that provides, in exchange for premium payments, a series of annuity payments.

ANNUITY CALCULATION DATE: The date we calculate your first annuity payment.

ANNUITY COMMENCEMENT DATE: The date we start to make annuity payments to you.

ANNUITY UNIT: A unit of measure we use to calculate the value of the annuity payments we make to you.

ASSUMED INVESTMENT RETURN ("AIR"): The investment return, either 3%, 5% or 6%, which we base your variable dollar amount payments on. You select the AIR before we start to make annuity payments.

BENEFICIARY: The person or persons you designate to receive payment of the death benefit upon the death of the Contract Owner.

CODE: The Internal Revenue Code of 1986, as amended.

CONTINGENT ANNUITANT: The person you may designate to become the Annuitant if the original Annuitant dies before we begin making annuity payments.

CONTRACT: The contract is the individual Annuity contract and any endorsements or riders. If you have a group annuity, you will receive a certificate rather than a contract.

CONTRACT ANNIVERSARY: The annual anniversary of the date we issued your annuity. If your contract anniversary falls on a day that is not a Valuation Day, then the next Valuation Day will be your Contract Anniversary for that year.

CONTRACT OWNER(S) OR YOU: The owner(s) or holder(s) of this Annuity

CONTRACT VALUE: The total value of your Annuity that we get by adding up the value of each of your Sub-Accounts and Fixed Accounts on any Valuation Day.

CONTRACT YEAR: The 12 months following the date you purchased your annuity and from any Contract Anniversary.

DOLLAR COST AVERAGING ("DCA"): Systematic transfers from one Account to another.

DCA PROGRAM FIXED ACCOUNTS: Fixed Accounts we establish to use for dollar cost averaging programs. These are part of our General Account.

DEATH BENEFIT: The amount we pay when the Contract Owner or the Annuitant dies.

DUE PROOF OF DEATH: A certified copy of a death certificate, an order of a court of competent jurisdiction, or any other proof acceptable to us.

FIXED ACCOUNT: This is an account that is part of our General Account. You may allocate all or a portion of your premium payments or transfer of Contract Value to this account.

FUNDS: The Funds described in this Prospectus or any supplements to the Prospectus.

GENERAL ACCOUNT: Our General Account that includes our company assets and your annuity assets allocated to any of the Fixed Accounts or DCA Program Fixed Accounts.

HARTFORD OR WE: Hartford Life Insurance Company

INTEREST ACCUMULATION VALUE: This is the amount which we use for the purpose of calculating the optional interest accumulation death benefit.

MAXIMUM ANNIVERSARY VALUE: This is the highest Anniversary Value prior the deceased's 81st birthday or the date of death, if earlier.

PAYEE: The person or party designated by you to receive annuity payments.

PREMIUM TAX: A tax charged by a state or municipality on premium payments.

SEPARATE ACCOUNT: An account that we establish to separate the assets for your annuity Sub-Accounts from our company assets. Hartford Life Insurance Company Putnam Capital Manager Trust Separate Account.

SUB-ACCOUNT: Divisions established within the Separate Account.

SURRENDER: A complete or partial withdrawal or distribution from your annuity.

SURRENDER VALUE: What we pay you if you terminate your annuity before we begin to make annuity payments.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time).

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

                            4     - PROSPECTUS

FEE TABLE
SUMMARY
      -------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES (ALL SUB-ACCOUNTS)

---------------------------------------------------------------

Sales Load Imposed on Purchases (as a percentage of
 premium payments)                                        None
---------------------------------------------------------------
Exchange Fee                                                $0
---------------------------------------------------------------
Contingent Deferred Sales Charge (as a percentage of
 amounts Surrendered)(1)
  First Year(2)                                              7%
---------------------------------------------------------------
  Second Year                                                6%
---------------------------------------------------------------
  Third Year                                                 6%
---------------------------------------------------------------
  Fourth Year                                                5%
---------------------------------------------------------------
  Fifth Year                                                 4%
---------------------------------------------------------------
  Sixth Year                                                 3%
---------------------------------------------------------------
  Seventh Year                                               2%
---------------------------------------------------------------
  Eighth Year                                                0%
---------------------------------------------------------------
Annual Maintenance Fee(3)                                  $30
---------------------------------------------------------------
ANNUAL EXPENSES - SEPARATE ACCOUNT (as a percentage of
 daily Sub-Account value)
  Mortality and Expense Risk                             1.250%
---------------------------------------------------------------
  Administrative Fees                                    0.150%
---------------------------------------------------------------
  Total                                                  1.400%
---------------------------------------------------------------
Optional Charges
  Optional Interest Accumulation Death Benefit (as a
   percentage of daily Sub-Account value)                  .15%
---------------------------------------------------------------

(1) The Contingent Deferred Sales Charge is not assessed on partial Surrenders which do not exceed 15% of premium payments each Contract year, on a non-cumulative basis.

(2) Length of time from each premium payment.

(3) The Annual Maintenance Fee is a single $30 charge on a Contract deducted each Contract Anniversary or upon Surrender. It is deducted proportionally from the investment options in use at the time of the charge. The Annual Maintenance Fee is deducted only when the Contract Value is less than $50,000.

                            5     - PROSPECTUS

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF NET ASSETS)

                                                                                  Total Fund
                                                         Management               Operating
                                                            Fees                   Expenses
                                                           (with       Other        (with
                                                          waivers)    Expenses     waivers)
---------------------------------------------------------------------------------------------
Putnam VT Asia Pacific Growth Fund                         0.80%        0.27%       1.07%
---------------------------------------------------------------------------------------------
Putnam VT Diversified Income Fund                          0.69%        0.11%       0.80%
---------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston(1)              0.49%        0.36%       0.85%
---------------------------------------------------------------------------------------------
Putnam VT Global Asset Allocation Fund                     0.66%        0.11%       0.77%
---------------------------------------------------------------------------------------------
Putnam VT Global Growth Fund                               0.60%        0.15%       0.75%
---------------------------------------------------------------------------------------------
Putnam VT Growth and Income Fund                           0.47%        0.04%       0.51%
---------------------------------------------------------------------------------------------
Putnam VT Health Sciences Fund(1)                          0.56%        0.34%       0.90%
---------------------------------------------------------------------------------------------
Putnam VT High Yield Fund                                  0.66%        0.06%       0.72%
---------------------------------------------------------------------------------------------
Putnam VT International Growth Fund(1)                     0.73%        0.47%       1.20%
---------------------------------------------------------------------------------------------
Putnam VT International Growth and Income Fund             0.80%        0.32%       1.12%
---------------------------------------------------------------------------------------------
Putnam VT International New Opportunities Fund(1)          0.92%        0.68%       1.60%
---------------------------------------------------------------------------------------------
Putnam VT Investors Fund(1)                                0.52%        0.33%       0.85%
---------------------------------------------------------------------------------------------
Putnam VT Money Market Fund                                0.45%        0.09%       0.54%
---------------------------------------------------------------------------------------------
Putnam VT New Opportunities Fund                           0.58%        0.05%       0.63%
---------------------------------------------------------------------------------------------
Putnam VT New Value Fund                                   0.70%        0.15%       0.85%
---------------------------------------------------------------------------------------------
Putnam VT OTC & Emerging Growth Fund(1)                    0.56%        0.34%       0.90%
---------------------------------------------------------------------------------------------
Putnam VT Research Fund(1)                                 0.37%        0.48%       0.85%
---------------------------------------------------------------------------------------------
Putnam VT U.S. Government and High Quality Bond Fund       0.61%        0.08%       0.69%
---------------------------------------------------------------------------------------------
Putnam VT Utilities Growth and Income Fund                 0.67%        0.07%       0.74%
---------------------------------------------------------------------------------------------
Putnam VT Vista Fund                                       0.65%        0.22%       0.87%
---------------------------------------------------------------------------------------------
Putnam VT Voyager Fund                                     0.54%        0.05%       0.59%
---------------------------------------------------------------------------------------------

(1) The "Management Fees" and "Other Expenses" shown in the table above reflect an expense limitation. In the absence of an expense limitation, "Management Fees," "Other Expenses" and "Total Fund Operating Expenses" would have been:

                                                                                  Total Fund
                                                         Management    Other      Operating
                                                            Fees      Expenses     Expenses
---------------------------------------------------------------------------------------------
Putnam VT The George Putnam Fund of Boston*                0.65%        0.36%       1.01%
---------------------------------------------------------------------------------------------
Putnam VT Health Sciences Fund*                            0.70%        0.34%       1.04%
---------------------------------------------------------------------------------------------
Putnam VT International Growth Fund                        0.80%        0.47%       1.27%
---------------------------------------------------------------------------------------------
Putnam VT International New Opportunities Fund             1.20%        0.68%       1.88%
---------------------------------------------------------------------------------------------
Putnam VT Investors Fund*                                  0.65%        0.33%       0.98%
---------------------------------------------------------------------------------------------
Putnam VT OTC & Emerging Growth Fund*                      0.70%        0.34%       1.04%
---------------------------------------------------------------------------------------------
Putnam VT Research Fund*                                   0.65%        0.48%       1.13%
---------------------------------------------------------------------------------------------

* Estimated "Management Fees," "Other Expenses" and "Total Fund Operating Expenses."

                            6     - PROSPECTUS

EXAMPLE

                                                                                                                 If you do not
                                                                                                                 surrender your
                                                                                                                 Contract, you
                                                                                                                 would pay the
                                                                                                                 following
                                               If you surrender your Contract   If you annuitize your Contract   expenses on a
                                               at the end of the applicable     at the end of the applicable     $1,000
                                               time period you would pay the    time period you would pay the    investment,
                                               following expenses on a $1,000   following expenses on a $1,000   assuming a 5%
                                               investment, assuming a 5%        investment, assuming a 5%        annual return
                                               annual return on assets:         annual return on assets:         on assets:
-------------------------------------------------------------------------------------------------------------------------------
                                                            3       5       10               3       5       10               3
Sub-Account                                    1 year   years   years    years  1 year   years   years    years  1 year   years
-------------------------------------------------------------------------------------------------------------------------------
Putnam Asia Pacific Growth                        $80    $128    $176     $289     $25     $79    $135     $289     $26     $80
-------------------------------------------------------------------------------------------------------------------------------
Putnam Diversified Income                          77     119     162      262      23      71     122      261      23      71
-------------------------------------------------------------------------------------------------------------------------------
The George Putnam Fund                             78     121     N/A      N/A      23      72     N/A      N/A      24      73
-------------------------------------------------------------------------------------------------------------------------------
Putnam Global Asset Allocation                     77     118     161      259      22      70     120      258      23      70
-------------------------------------------------------------------------------------------------------------------------------
Putnam Global Growth                               77     118     160      257      22      69     119      256      23      70
-------------------------------------------------------------------------------------------------------------------------------
Putnam Growth and Income                           80     112     147      231      20      62     106      230      20      62
-------------------------------------------------------------------------------------------------------------------------------
Putnam Health Sciences                             78     122     N/A      N/A      24      74     N/A      N/A      24      74
-------------------------------------------------------------------------------------------------------------------------------
Putnam High Yield                                  76     117     158      253      22      68     117      253      22      69
-------------------------------------------------------------------------------------------------------------------------------
Putnam International Growth                        81     132     183      302      27      83     142      302      27      84
-------------------------------------------------------------------------------------------------------------------------------
Putnam International Growth and Income             80     129     179      294      26      81     138      294      26      81
-------------------------------------------------------------------------------------------------------------------------------
Putnam International New Opportunities             85     144     203      341      31      95     162      341      31      96
-------------------------------------------------------------------------------------------------------------------------------
Putnam Investors                                   78     121     N/A      N/A      23      72     N/A      N/A      24      73
-------------------------------------------------------------------------------------------------------------------------------
Putnam Money Market                                75     111     149      234      20      63     108      234      21      63
-------------------------------------------------------------------------------------------------------------------------------
Putnam New Opportunities                           75     114     153      244      21      65     113      243      21      66
-------------------------------------------------------------------------------------------------------------------------------
Putnam New Value                                   78     121     165      267      23      72     124      266      24      73
-------------------------------------------------------------------------------------------------------------------------------
Putnam OTC & Emerging Growth                       78     122     N/A      N/A      24      74     N/A      N/A      24      74
-------------------------------------------------------------------------------------------------------------------------------
Putnam Research                                    84     123     N/A      N/A      23      72     N/A      N/A      24      73
-------------------------------------------------------------------------------------------------------------------------------
Putnam U.S. Government and High Quality Bond       76     116     157      250      21      67     116      249      22      68
-------------------------------------------------------------------------------------------------------------------------------
Putnam Utilities Growth and Income                 77     118     159      255      22      69     118      255      23      70
-------------------------------------------------------------------------------------------------------------------------------
Putnam Vista                                       78     122     166      269      23      73     125      268      24      74
-------------------------------------------------------------------------------------------------------------------------------
Putnam Voyager                                     75     113     151      240      20      64     111      239      21      65
-------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------
                                                    5       10
Sub-Account                                     years    years
---------------------------------------------
Putnam Asia Pacific Growth                       $136     $289
---------------------------------------------
Putnam Diversified Income                         122      262
---------------------------------------------
The George Putnam Fund                            N/A      N/A
---------------------------------------------
Putnam Global Asset Allocation                    121      259
---------------------------------------------
Putnam Global Growth                              120      257
---------------------------------------------
Putnam Growth and Income                          107      231
---------------------------------------------
Putnam Health Sciences                            N/A      N/A
---------------------------------------------
Putnam High Yield                                 118      253
---------------------------------------------
Putnam International Growth                       143      302
---------------------------------------------
Putnam International Growth and Income            139      294
---------------------------------------------
Putnam International New Opportunities            163      341
---------------------------------------------
Putnam Investors                                  N/A      N/A
---------------------------------------------
Putnam Money Market                               109      234
---------------------------------------------
Putnam New Opportunities                          113      244
---------------------------------------------
Putnam New Value                                  125      267
---------------------------------------------
Putnam OTC & Emerging Growth                      N/A      N/A
---------------------------------------------
Putnam Research                                   N/A      N/A
---------------------------------------------
Putnam U.S. Government and High Quality Bond      117      250
---------------------------------------------
Putnam Utilities Growth and Income                119      255
---------------------------------------------
Putnam Vista                                      126      269
---------------------------------------------
Putnam Voyager                                    111      240
---------------------------------------------

The purpose of this table is to assist you in understanding various costs and expenses that your will bear directly or indirectly. The table reflects expenses of the Separate Account and underlying Funds. We will deduct any Premium Taxes that apply.

In the Example, the Annual Maintenance Fee is approximately a 0.08% annual asset charge based on the experience of the Contracts. This Example should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.

Pursuant to requirements of the Investment Company Act of 1940, the Annual Maintenance Fee has been reflected in the Examples by a method intended to show the "average" impact of the Annual Maintenance Fee on an investment in the Separate Account.

                            7     - PROSPECTUS

SUMMARY
      -------------------------------------------------------------------

HOW DO I PURCHASE THIS ANNUITY?
You must complete our application or order request and submit it to us for approval with your first premium payment. Your first premium payment must be at least $1,000 and subsequent premium payments must be at least $500. The minimum premium payment requirements may differ if you are participating in our automatic investing ("InvestEase") program.

- For a limited time, usually within ten days after you receive your annuity, you may cancel your annuity without paying a Contingent Deferred Sales Charge. You bear the investment risk for your premium payment prior to our receipt of your request for cancellation.

WHAT TYPE OF SALES CHARGE
WILL I PAY?
CONTINGENT DEFERRED SALES CHARGE ("CDSC")

The CDSC covers expenses relating to the sale and distribution of the Contracts, including commissions paid to distributing organizations and the cost of preparing sales literature and other promotional activities.

We assess a CDSC when you request a full or partial Surrender. The percentage of the CDSC is based on how long each premium payment has been in the Contract. Each premium payment has its own CDSC schedule. Premium payments are Surrendered in the order that they were received. The longer you leave your premium payment in the Contract, the lower the CDSC will be when you Surrender.

The CDSC is a percentage of the amount Surrendered (not to exceed the total amount of the premium payments made) and equals:

Length of Time from                            CDSC
Premium Payment                               Charge
--------------------------------------------------------
1 year                                              7%
2 years                                             6%
3 years                                             6%
4 years                                             5%
5 years                                             4%
6 years                                             3%
7 years                                             2%
8 years or more                                     0%

IS THERE AN ANNUAL MAINTENANCE FEE?
Yes. We deduct this $30 fee each year on your Contract Anniversary or when you completely Surrender your annuity, if, on either of those dates, the value of your annuity is less than $50,000.

WHAT CHARGES WILL I PAY ON AN ANNUAL BASIS?
You pay three different types of charges each year. The first type of charge is the fee you pay for insurance. This charge is:

A mortality and expense risk charge that is subtracted daily and is equal to an annual charge of 1.25% of your Contract Value invested in the Funds.

The second type of charge is the fee you pay for the Funds.

Currently, fund charges range from 0.39% to 0.79% of the average daily value of the amount you have invested in the fund. See the Annual Operation Expense Table for more complete information and the funds' prospectuses attached to this Prospectus.

The third type of charge is the fee you pay for the Separate Account. This charge is:

An administrative fee is .15% per annum of the Contract Values held in the Separate Account.

If an Optional Death Benefit is elected an additional charge is deducted daily from your Contract Value and is equal to 0.15% per year of your Contract Value invested in the Funds.

CAN I TAKE OUT ANY OF MY MONEY?
You can partially or fully Surrender your Contract subject to a Contingent Deferred Sales Charge (CDSC). You can partially Surrender your Contract without any CDSC applied to the Surrender under the following conditions:

- Surrenders which don't exceed 15% of premium payments per Contract Year (Annual Withdrawal Amount);

- Surrenders made from premium payments invested more than seven years;

- 100% Surrender of earnings after the seventh Contract Year;

- Surrenders under the nursing home waiver (described as Eligible Confinement in the Contract); or

- Surrenders eligible for disability waiver under a group qualified plan.

WILL HARTFORD PAY A DEATH BENEFIT?
Your Contract has a Death Benefit and we offer an Optional Interest Accumulation Death Benefit ("Optional Death Benefit") that you can elect for an additional fee. There is a Death Benefit if the Contract Owner, joint owner or Annuitant, die before we begin to make annuity payments. The Death Benefit will remain invested in the Sub-Accounts according to your last instructions (unless otherwise mutually specified by your Beneficiaries) and will be subject to market fluctuations.

                            8     - PROSPECTUS

IF YOU DO NOT ELECT THE OPTIONAL DEATH BENEFIT, the Death Benefit, which we will calculate as of the date we receive Due Proof of Death, will be the greater of:

1) 100% of the total premium payments you have made to us reduced by any subsequent Surrenders;

2)  The Contract Value of your annuity, or

3)  Your Maximum Anniversary Value, which is described below.

The Maximum Anniversary Value is based on a series of calculations on Contract Anniversaries, of Contract Values, premium payments and partial Surrenders. We will calculate an Anniversary Value for each Contract Anniversary prior to the deceased's 81st birthday or date of death. The Anniversary Value is equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any premium payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary. The Maximum Anniversary Value is equal to the greatest Anniversary Value attained from this series of calculations.

IF YOU ELECT THE OPTIONAL DEATH BENEFIT, the Death Benefit, which we will calculate as of the date we receive Due Proof of Death, will be the greater of:

1) 100% of the total premium payments you have made to us reduced by any subsequent Surrenders;

2)  The Contract Value of your annuity;

3) Your Maximum Anniversary Value, which is the highest Anniversary Value before the deceased's 81st birthday or date of death; or

4)  Your Interest Accumulation Value.

The INTEREST ACCUMULATION VALUE is calculated by accumulating interest on your premium payments at a rate of 5% per year up to the deceased's 81st birthday or date of death, assuming you have not taken any Surrenders. If you have taken any Surrenders, the 5% will be accumulated on your premium payments, but there will be an adjustment for any of the Surrenders. This adjustment will reduce the Optional Death Benefit proportionally for the Surrenders. The Optional Death Benefit is limited to a maximum of 200% of premium payments, less proportional adjustments for any Surrenders. For examples on how the Optional Death Benefit is calculated see "Appendix II". If you elect the Optional Death Benefit, we will deduct an additional charge daily from your Contract Value equal to .15% of the Sub-Account value.

SPOUSAL CONTRACT CONTINUATION. If the Beneficiary is the Contract Owner's spouse, the Contract will continue with the spouse as Contract Owner, unless the spouse elects to receive the Death Benefit as a lump sum payment. If the Contract continues with the spouse as Contract Owner, we will adjust the Contract Value to the amount that we would have paid as the Death Benefit payment, had the spouse elected to receive the Death Benefit as a lump sum payment or as an annuity payment option. This provision will only apply one time for each Contract.

WHAT ANNUITY PAYMENT OPTIONS ARE AVAILABLE?
When you purchase your annuity, you may choose one of the following annuity payment options, or receive a lump sum payment:

LIFE ANNUITY where we make scheduled payments for the Annuitant's life.

- Payments under this option stop upon the death of the Annuitant, even if the Annuitant dies after one payment.

LIFE ANNUITY WITH CASH REFUND where we make payments during the life of the Annuitant and when the Annuitant dies, we pay the remaining value to the Beneficiary. The remaining value is calculated at the time we receive Due Proof of Death by subtracting the annuity payments already made from the Contract Value, less any applicable Premium Taxes, applied to this annuity payment option.

- This option is only available if you select a variable dollar amount payment with the 5% AIR or fixed dollar amount annuity payments.

LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments for the life of the Annuitant but you are at least guaranteed payments for a time period you select which is a minimum of 5 years and a maximum of 100 years minus your annuitant's age.

- If the Annuitant dies prior to the end of the period selected, we will pay the value of the remaining payments to your Beneficiary, either in a lump sum or we will continue payments until the end of the period selected.

JOINT AND LAST SURVIVOR ANNUITY where we make payments during the lifetimes of the Annuitant and another designated individual called the Joint Annuitant. At the time of electing this annuity payment option, the Contract Owner may elect reduced payments over the remaining lifetime of the survivor.

- Payments under this option STOP UPON THE DEATH OF THE ANNUITANT AND JOINT ANNUITANT, even if the Annuitant and Joint Annuitant die after one payment.

JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments during the lifetime of the Annuitant and a Joint Annuitant, and we guarantee that those payments for a time period you select which is a minimum of 5 years and a maximum 100 years minus the younger Annuitant's age. At the time of electing

                            9     - PROSPECTUS
this Annuity Option, the Contract Owner may elect reduced payments over the remaining lifetime of the survivor.

- If the Annuitant and the Joint Annuitant die prior to the end of the period selected, we will pay the value of the remaining payments to your Beneficiary, either in a lump sum or we will continue payments until the end of the period selected.

PAYMENTS FOR A PERIOD CERTAIN where we agree to make payments for a specified time. The minimum period that you can select is 10 years during the first two Contract Years and 5 years after the second Contract Anniversary. The maximum period that you can select is 100 years minus your Annuitant's age.

- If you select this option under a variable dollar amount payment, YOU MAY SURRENDER YOUR ANNUITY after annuity payments have started and we will give you the present value of the remaining payments less any applicable Contingent Deferred Sales Charge.

- If the Annuitant dies prior to the end of the period selected, we will pay the value of the remaining payments to your Beneficiary, either in a lump sum or we will continue payments until the end of the period selected.

You must begin to take payments before the Annuitant's 90th birthday or the end of the 10th Contract Year, which ever comes later, unless you elect a later date to begin receiving payments subject to the laws and regulations then in effect and our approval. If you do not tell us what annuity payment option you want before that time, we will pay you under the Life Annuity with a 10 year period certain. You and Hartford can agree to start payments at a later date if the laws in effect allow us to defer payment and we agree to allow you to defer.

HARTFORD LIFE INSURANCE COMPANY
      -------------------------------------------------------------------

Hartford Life Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing life insurance, both individual and group, in all states of the United States as well as the District of Columbia and Puerto Rico. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 5085, Hartford, CT 06104-5085. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                                HARTFORD RATINGS

                                       EFFECTIVE
                                        DATE OF
RATING AGENCY                           RATING      RATING        BASIS OF RATING
---------------------------------------------------------------------------------------
                                                             Financial soundness and
A.M. Best and Company, Inc.              9/9/97        A+    operating performance.
---------------------------------------------------------------------------------------
Standard & Poor's                       1/23/98       AA     Insurer financial strength
---------------------------------------------------------------------------------------
Duff & Phelps                           1/23/98       AA+    Claims paying ability
---------------------------------------------------------------------------------------

THE SEPARATE ACCOUNT
      -------------------------------------------------------------------

The Separate Account is where we set aside and invest the assets of some of our annuity contracts, including this Contract. The Separate Account was established on June 22, 1987 and is registered as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision by the Commission of the management or the investment practices of the Separate Account or Hartford. The Separate Account meets the definition of "Separate Account" under federal securities law. This Separate Account holds only assets for variable annuity contracts. The Separate Account:

- Holds assets for the benefit of you and other Contract Owners, and the persons entitled to the payments described in the Contract.

- Is not subject to the liabilities arising out of any other business Hartford may conduct.

                            10    - PROSPECTUS

- Is not affected by the rate of return of Hartford's General Account or by the investment performance of any of Hartford's other Separate Accounts.

- May be subject to liabilities from a Sub-Account of the Separate Account which holds assets of other variable annuity contracts offered by the Separate Account which are not described in this Prospectus.

- Is credited with income and gains, and takes losses, whether or not realized, from the assets it holds.

We do not guarantee the investment results of the Separate Account. There is no assurance that the value of your Annuity will equal the total of the payments you make to us.

THE FUNDS
      -------------------------------------------------------------------

The underlying investments for the Contracts are Class IA shares of Putnam Variable Trust, an open-end series investment company with multiple portfolios ("Funds"). The underlying Funds corresponding to each Sub-Account and their investment objectives are described below.

We do not guarantee the investment results of any of the underlying Funds. Since each underlying Fund has different investment objectives, each is subject to different risks. These risks and the Funds' expenses are more fully described in the accompanying Funds' prospectus and Statement of Additional Information, which may be ordered from us. The Funds' prospectus should be read in conjunction with this Prospectus before investing.

The Funds may not be available in all states

The investment goals of each of the Funds are as follows:

PUTNAM VT ASIA PACIFIC GROWTH FUND Seeks capital appreciation by investing primarily in securities of companies located in Asia and in the Pacific Basin. The fund's investments will normally include common stocks, preferred stocks, securities convertible into common stocks or preferred stocks, and warrants to purchase common stocks or preferred stocks.

PUTNAM VT DIVERSIFIED INCOME FUND Seeks high current income consistent with capital preservation by investing in the following three sectors of the fixed income securities markets: a U.S. Government and Investment Grade Sector, a High Yield Sector (which invests primarily in securities commonly known as "junk bonds"), and an International Sector. See the special considerations for investments in high yield securities described in the Fund prospectus.

PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON Seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which will produce both capital growth and current income.

PUTNAM VT GLOBAL ASSET ALLOCATION FUND Seeks a high level of long-term total return consistent with preservation of capital by investing in U.S. equities, international equities, U.S. fixed income securities, and international fixed income securities.

PUTNAM VT GLOBAL GROWTH FUND Seeks capital appreciation through a globally diversified portfolio of common stocks.

PUTNAM VT GROWTH AND INCOME FUND Seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income, or both.

PUTNAM VT HEALTH SCIENCES FUND Seeks capital appreciation by investing at least 80% of its assets (other than assets invested in U.S. government securities, short-term debt obligations, and cash or money market instruments) in common stocks and other securities of companies in the health sciences industries.

PUTNAM VT HIGH YIELD FUND Seeks high current income and, when consistent with this objective, a secondary objective of capital growth, by investing primarily in high-yielding, lower-rated fixed income securities, constituting a portfolio which Putnam Management believes does not involve undue risk to income or principal. See the special considerations for investments in high yield securities described in the Fund prospectus.

PUTNAM VT INTERNATIONAL GROWTH FUND Seeks capital appreciation by investing primarily in equity securities of companies located in a country other than the United States.

PUTNAM VT INTERNATIONAL GROWTH AND INCOME FUND Seeks capital growth, and a secondary objective of high current income by investing primarily in common stocks that offer potential for capital growth and may, when consistent with its investment objectives, invest in common stocks that offer potential for current income. Under normal market conditions, the fund expects to invest substantially all of its assets in securities principally traded on markets outside the United States.

PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND Seeks long term capital appreciation by investing in

                            11    - PROSPECTUS
companies that have above-average growth prospects due to the fundamental growth of their market sector. Under normal market conditions, the fund expects to invest substantially all of its total assets, other than cash or short-term investments held pending investment, in common stocks, preferred stocks, convertible preferred stocks, covertible bonds and other equity securities principally traded in securities markets outside the United States.

PUTNAM VT INVESTORS FUND Seeks long-term growth of capital and any increased income that results from this growth by investing primarily in common stocks that Putnam Management believes afford the best opportunity for capital growth over the long term.

PUTNAM VT MONEY MARKET FUND Seeks as high a rate of current income as Putnam Management believes is consistent with preservation of capital and maintenance of liquidity by investing in high-quality money market instruments.

PUTNAM VT NEW OPPORTUNITIES FUND Seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which Putnam Management believes possess above-average long-term growth potential.

PUTNAM VT NEW VALUE FUND Seeks long-term capital appreciation by investing primarily in common stocks that Putnam Management believes are undervalued at the time of purchase and have the potential for long-term capital appreciation.

PUTNAM VT OTC & EMERGING GROWTH FUND Seeks capital appreciation by investing primarily in common stocks that Putnam Management believes have potential for capital appreciation significantly greater than that of market averages.

PUTNAM VT RESEARCH FUND Seeks capital appreciation by investing primarily in common stocks recommended by Putnam Management, as having potential for capital appreciation.

PUTNAM VT U.S. GOVERNMENT AND HIGH QUALITY BOND FUND Seeks current income consistent with preservation of capital by investing primarily in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies or instrumentalities and in other debt obligations rated at least A by a nationally recognized securities rating agency such as Standard & Poor's or Moody's Investor Services, Inc. or, if not rated, determined by Putnam Management to be of comparable quality.

PUTNAM VT UTILITIES GROWTH AND INCOME FUND Seeks capital growth and current income by concentrating its investments in debt and equity securities issued by companies in the public utilities industries.

PUTNAM VT VISTA FUND Seeks capital appreciation by investing in a diversified portfolio of common stocks which Putnam Management believes have the potential for above-average capital appreciation.

PUTNAM VT VOYAGER FUND Seeks capital appreciation by investing primarily in common stocks of companies that Putnam Management believes have potential for capital appreciation that is significantly greater than that of market averages.

Putnam VT Asia Pacific Growth Fund, Putnam VT Diversified Income Fund, Putnam VT The George Putnam Fund of Boston, Putnam VT Global Growth Fund, Putnam VT Growth and Income Fund, Putnam VT Health Sciences Fund, Putnam VT High Yield Fund, Putnam VT International Growth Fund, Putnam VT International Growth and Income Fund, Putnam VT International New Opportunities Fund, Putnam VT Investors Fund, Putnam VT Money Market Fund, Putnam VT New Opportunities Fund, Putnam VT New Value Fund, Putnam VT OTC & Emerging Growth Fund, Putnam VT Research Fund, Putnam VT U.S. Government and High Quality Bond Fund, Putnam VT Utilities Growth and Income Fund, Putnam VT Vista Fund, and Putnam VT Voyager Fund are generally managed in styles similar to other open-end investment companies which are managed by Putnam Management and whose shares are generally offered to the public. These other Putnam funds may, however, employ different investment practices and may invest in securities different from those in which their counterpart Funds invest, and consequently will not have identical portfolios or experience identical investment results.

The Funds are available only to serve as the underlying investment for variable annuity and variable life Contracts. A full description of the Funds, their investment objectives, policies and restrictions, risks, charges and expenses and other aspects of their operation are contained in the accompanying Trust prospectus which should be read in conjunction with this Prospectus before investing, and in the Trust's Statement of Additional Information which may be ordered without charge from Putnam Investor Services, Inc.

It is conceivable that in the future it may be disadvantageous for variable annuity separate accounts and variable life insurance separate accounts to invest in the Funds simultaneously. Although Hartford and the Funds do not currently foresee any such disadvantages either to variable annuity Contract Owners or to variable life insurance policy owners, the Trust's Board of Trustees intends to monitor events in order to identify any material conflicts between such Contract Owners and policy owners and to determine what action, if any, should be taken in response thereto. If the Board of Trustees of the Funds were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity Contract Owners would not bear any expenses attendant upon establishment of such separate funds.

                            12    - PROSPECTUS

Putnam Management, One Post Office Square, Boston, MA 02109, serves as the investment manager for the Funds. An affiliate, Putnam Advisory Company, Inc., manages domestic and foreign institutional accounts and mutual funds. Another affiliate, Putnam Fiduciary Trust Company, provides investment advice to institutional clients under its banking and fiduciary policies. Putnam Management and its affiliates are wholly-owned subsidiaries of Marsh & McLennan Companies, Inc., a publicly owned holding company whose principal businesses are international insurance brokerage and employee benefit consulting.

Subject to the general oversight of the Trustees of the Trust, Putnam Management manages the Funds' portfolios in accordance with their stated investment objectives and policies, makes investment decisions for the Funds, places orders to purchase and sell securities on behalf of the Funds, and administers the affairs of the Funds. For its services, the Funds pay Putnam Management a quarterly fee. See the accompanying Trust prospectus for a more complete description of Putnam Management and the respective fees of the Funds.

MIXED FUNDING. Shares of the Funds are sold to our other Separate Accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners, and of owners of other contracts whose contract values are allocated to one or more of these other Separate Accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed funding, as disclosed in the funds' prospectus.

VOTING RIGHTS. We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote at the Fund's shareholder meetings. To the extent required by federal securities laws or regulations, we will:

- Notify you of any Fund shareholders' meeting if the shares held for your Contract may be voted.

- Send proxy materials and a form of instructions that you can use tell us how to vote the Fund shares held for your Contract.

- Arrange for the handling and tallying of proxies received from Contract
  Owners.

- Vote all Fund shares attributable to your Contract according to instructions received from you, and

- Vote all Fund shares for which no voting instructions are received in the same proportion as shares for which instructions have been received.

If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. You may attend any Shareholder Meeting at which shares held for your Contract may be voted. After we begin to make payments to you, the number of votes you have will decrease.

SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF FUNDS. We reserve the right, subject to any applicable law, to make certain changes to the Funds offered under your Contract. We may, in our sole discretion, establish new Funds. New Funds will be will be made available to existing Contract Owners as we determined appropriate. We may also close one or more Funds to additional payments or transfers from existing Sub-Accounts.

We reserve the right to eliminate the shares of any of the Funds for any reason and to substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the Commission and we have notified you of the change.

In the event of any substitution or change, We may, by appropriate endorsement, make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. If we decide that it is in the best interest Contracts Owners, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.

PERFORMANCE RELATED INFORMATION
      -------------------------------------------------------------------

The Separate Account may advertise certain performance-related information concerning the Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

                            13    - PROSPECTUS

When a Sub-Account advertises its STANDARDIZED TOTAL RETURN, it will usually be calculated for one year, five years, and ten years or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period.

In addition to the standardized total return, the Sub-Account may advertise a NON-STANDARDIZED TOTAL RETURN. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the Annual Maintenance Fee is not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

The Separate Account may also advertise NON-STANDARD TOTAL RETURNS THAT PRE-DATE THE INCEPTION DATE OF THE SEPARATE ACCOUNT. These non-standardized total returns are calculated by assuming that the Sub-Accounts have been in existence for the same periods as the underlying Funds and by taking deductions for charges equal to those currently assessed against the Sub-Accounts. These non-standardized returns must be accompanied by standardized total returns.

If applicable, the Sub-Accounts may advertise YIELD IN ADDITION TO TOTAL RETURN. The yield will be computed in the following manner: The net investment income per unit earned during a recent one month period, divided by the unit value on the last day of the period. This figure reflects the recurring charges at the Separate Account level including the Annual Maintenance Fee.

The Putnam Money Market Sub-Account may advertise yield and effective yield. The yield of a Sub-Account is based upon the income earned by the Sub-Account over a seven-day period and then annualized, i.e. the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges at the Separate Account level including the Annual Maintenance Fee.

The Separate Account may also disclose yield for periods prior to the date the Separate Account commenced operations. For periods prior to the date the Separate Account commenced operations, performance information for the Sub-Accounts will be calculated based on the performance of the underlying Funds and the assumption that the Sub-Accounts were in existence for the same periods as those of the underlying Funds, with a level of charges equal to those currently assessed against the Sub-Accounts.

We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

THE FIXED ACCOUNTS
      -------------------------------------------------------------------

IMPORTANT INFORMATION YOU SHOULD KNOW. THIS PORTION OF THE CONTRACT RELATING TO THE FIXED ACCOUNTS IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE FIXED ACCOUNTS ARE NOT REGISTERED AS INVESTMENT COMPANIES UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). NONE OF THE FIXED ACCOUNTS OR ANY OF THEIR INTERESTS ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE REGARDING THE FIXED ACCOUNTS. THE FOLLOWING DISCLOSURE ABOUT THE FIXED ACCOUNTS MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND COMPLETENESS OF DISCLOSURE.

Payments and Contract Values allocated to a Fixed Account become a part of our general assets. We invest the assets of the General Account in accordance with applicable law governing the investments of insurance company General Accounts. We have more than one Fixed account. The standard fixed Account (the "Fixed Account") and then a number of DCA Program Fixed Accounts, which we collectively refer to as the "Fixed Accounts."

                            14    - PROSPECTUS

CURRENTLY, WE GUARANTEE THAT WE WILL CREDIT INTEREST AT A
RATE OF NOT LESS THAN 3% PER YEAR, COMPOUNDED ANNUALLY, TO AMOUNTS YOU ALLOCATE TO THE FIXED ACCOUNT. WE RESERVE THE RIGHT, IN OUR SOLE DISCRETION, TO CREDIT INTEREST AT A RATE IN EXCESS OF 3% PER YEAR. YOU ASSUME THE RISK THAT INTEREST CREDITED TO THE FIXED ACCOUNT MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR ANY GIVEN YEAR.

We will periodically publish the Fixed Account interest rates currently in effect. There is no specific formula for the determination of interest rates. Some of the factors that we may consider in determining whether to credit excess interest are: general economic trends, rates of return currently available and anticipated on our investments, regulatory and tax requirements and competitive factors. We will account for any deductions, Surrenders or transfers from the Fixed Account on a "first-in", "first-out" basis. For Contracts issued in the state of New York, Fixed Account interest rates may vary from other states.

From time to time, we may credit increased interest rates to Contract Owners under certain programs established at our sole discretion.

DOLLAR COST AVERAGING ("DCA") PROGRAMS. These programs will use designated DCA Program Fixed Accounts. Currently, Contract Owners may enroll in a special pre-authorized transfer program known as our Dollar Cost Averaging Plus Program (the "Program"). Under this Program, Contract Owners who enroll may allocate a minimum of $5,000 of their payment into the appropriate DCA Program Fixed Account (we may allow a lower minimum payment for qualified plan transfers or rollovers, including IRAs) and pre-authorize transfers to any of the Sub-Accounts under either the 6 Month Transfer Program or 12 Month Transfer Program. The 6-Month Transfer Program and the 12-Month Transfer Program will generally have different credited interest rates. Under the 6 Month Transfer Program, the interest rate can accrue up to 6 months and all payments and accrued interest must be transferred from the DCA Program Fixed Account in use to the selected Sub-Accounts in 3 to 6 months. Under the 12-Month Transfer Program, the interest rate can accrue up to 12 months and all payments and accrued interest must be transferred to the selected Sub-Accounts in 7 to 12 months. This will be accomplished by monthly transfers for the period selected and a final transfer of the entire amount remaining in the Program, which will generally be less than the prior monthly transfer amounts. Contract Owners who purchase their Contracts in New York have a different DCA Bonus Program, which includes different credited interest rates. Currently, only one DCA Bonus Program transfer period is available in New York, but that period allows transfers to selected Sub-Accounts in 3 to 12 months.

The pre-authorized transfers will begin within 15 days after we receive the initial Program payment and complete enrollment instructions. If We do not receive complete Program enrollment instructions within 15 days of receipt of the initial Program payment, the Program will be voided and the entire balance in the Program will be transferred to the Accounts designated by you. If you do not designate an Account, we will transfer any remaining amounts to the Fixed Account and you will receive the Fixed Account's current effective interest rate. Any subsequent payments we receive within the Program period selected will be allocated to the Sub-Accounts over the remainder of that Program transfer period, unless otherwise directed by You.

You may only have one dollar cost averaging program in place at one time, this means one standard dollar cost averaging plan or one Dollar Cost Averaging Plus Program.

You may elect to terminate the pre-authorized transfers by calling or writing us of your intent to cancel enrollment in the Program. Upon cancellation of enrollment in the Program, you will no longer receive the increased interest rate and unless we receive instructions to the contrary, the amounts remaining in the DCA Program Fixed Account may be transferred to the Fixed Account and accrue the interest rate currently in effect.

We reserve the right to discontinue, modify or amend the Program or any other interest rate program established by Hartford. Any change to the Program will not affect Contract Owners currently enrolled in the Program. This Program may not be available in all states; please contact us to determine if it is available in your state.

THE CONTRACT
      -------------------------------------------------------------------

THE CONTRACT OFFERED. The Contracts are individual or group tax-deferred variable annuity contracts. They are designed for retirement planning purposes and may be purchased by any individual, group or trust, including; (a) any trustee or custodian for a retirement plan qualified under Sections 401(a), or 403(a) of the Internal Revenue Code (which includes Section 401(k)); (b) annuity purchase plans adopted by public school systems and certain tax-

                            15    - PROSPECTUS
exempt organizations according to Section 403(b) of the Code; (c) Individual Retirement Annuities adopted according to Section 408 of the Code; (d) employee pension plans established for employees by a state, a political subdivision of a state, or an agency or instrumentality of either a state or a political subdivision of a state, and (e) certain eligible deferred compensation plans as defined in Section 457 of the Code ("Qualified Contracts").

PURCHASING A CONTRACT. A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request along with an initial premium payment to the Administrative Office of the Company. The maximum age for Annuitant, Owner and Joint Owner on the Contract Issue Date is 85. Generally, the minimum premium payment is $1,000. The minimum subsequent premium payment is $500. Certain plans may be allowed to make smaller periodic premium payments. Unless we give our prior approval, we will not accept a premium payment in excess of $1,000,000. Each premium payment, which is your premium payment after the deduction of any applicable Premium Taxes, may be split among the various Accounts subject to minimum amounts then in effect. We will send you a confirmation notice upon receipt and acceptance of your premium payment.

RIGHT TO EXAMINE THE CONTRACT. If you are not satisfied with your purchase, you may cancel the Contract by returning it within 10 days (or longer in some states) after you receive it. You must send a written request for cancellation along with the Contract. We will, without deduction for any CDSC normally assessed, pay you an amount equal to the Contract Value. YOU BEAR THE INVESTMENT RISK DURING THE PERIOD PRIOR TO OUR RECEIPT OF YOUR REQUEST FOR CANCELLATION.We will refund the premium paid only for Individual Retirement Annuities, if returned within seven days of receipt, and in those states where required by law.

CREDITING AND VALUATION. Your premium payment, which is the balance remaining after the deduction of any Premium Tax, is credited to your Contract within two business days of receipt by us at our Administrative Office of a properly completed application or an order to purchase a Contract and the premium payment. The payment will be credited to the Accounts according to the instructions we receive from you.

If your application or other information is incomplete when received, your payment will be credited to the Accounts within five business days of receipt of complete information. If the payment is not credited within five business days, it will be immediately returned to you unless you have been informed of the delay and tell us not to return it.

Subsequent premium payments are priced on the Valuation Day we receive the payment in our Administrative Office, provided it is received before the New York Stock Exchange closes. Unless otherwise specified, We will allocate any subsequent payments to Accounts according to your most recent instructions.

CONTRACT VALUE - BEFORE THE
ANNUITY COMMENCEMENT DATE
Your Contract Value reflects interest rate credited any amounts allocated to the Fixed Accounts and the investment performance of the Sub-Accounts where you have payments allocated.

SUB-ACCOUNT VALUES. Your Sub-Account Values on the date we issue your Contract is the amount of your premium payment allocated to any Sub-Account. After that, we determine your Sub-Account value by determining the Accumulation Unit value for each Sub-Account, and then multiplying that value by the number of those units. Sub-Account Value reflects any variation of the interest income, dividends, net capital gains or losses, realized or unrealized, and any amounts transferred into or out of that Sub-Account.

ACCUMULATION UNITS. The number of Accumulation Units credited to a Sub-Account you have is determined by dividing the dollar amount you allocated to that Sub-Account by the value of one Accumulation Unit for that Sub-Account. The number of Accumulation Units of a Sub-Account increases when you allocate a payment or a portion of a payment to the Sub-Account or transfer Contract Value to a Sub-Account. The number of Accumulation Units of a Sub-Account decreases when you apply Contract Value less Premium Tax to an annuity payment option on the Annuity Calculation Date, when you Surrender, when you make transfers out of a Sub-Account, and when we pay a Death Benefit before the Annuity Commencement Date. Accumulation Units are valued as of the end of the Valuation Period.

ACCUMULATION UNIT VALUE. The Accumulation Unit value for each Sub-Account was arbitrarily set initially at $1 when the Sub-Account began operations. After that, the Accumulation Unit value for each Sub-Account will equal (a) the Accumulation Unit value at the end of the preceding Valuation Day multiplied by
(b) the Net Investment Factor (see the definition below) for the Valuation Day for which the Accumulation Unit value is being calculated.

You will be advised, at least semiannually, of the number of Accumulation Units credited to each Sub-Account, the current Accumulation Unit values, and the total value of your Contract.

THE NET INVESTMENT FACTOR (BEFORE AND AFTER THE ANNUITY COMMENCEMENT DATE). The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the Net Investment Factor reflects the investment performance of the Fund in which that Sub-Account invests and the charges assessed against that Sub-

                            16    - PROSPECTUS

Account for a Valuation Period. The Net Investment Factor is calculated by dividing (a) by (b) and subtracting (c) from the result, where:

(a) Is the Net Asset Value of the Fund held in that Sub-Account, determined at the end of the current Valuation Period (plus the per share amount of any dividends or capital gains distributions made by that Fund);

(b) Is the Net Asset Value of the Fund held in the Sub-Account, determined at the beginning of the Valuation Period;

(c) Is a daily factor representing the mortality and expense risk charge and any optional charges deducted from the Sub-Account, adjusted for the number of days in the Valuation Period.

CONTRACT VALUE TRANSFERS BEFORE AND AFTER THE ANNUITY COMMENCEMENT DATE
You may transfer your Contract Values from one or more Accounts to another Account free of charge. WE RESERVE THE RIGHT TO LIMIT THE NUMBER OF TRANSFERS TO 12 PER CONTRACT YEAR, WITH NO 2 TRANSFERS OCCURRING ON CONSECUTIVE VALUATION DAYS. Transfers by telephone may be made by you or by your attorney-in-fact pursuant to a power of attorney by calling us at 1-800-521-0538 or by the agent of record by calling 1-800-862-7155. Telephone transfers may not be permitted by some states. There may be limitations on transfers to and from the Fixed Accounts that are described in your Contract. Some states may allow us to limit the dollar amount transferred.

We, or our agents and affiliates will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedure we follow for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape-recorded.

We may permit you to pre-authorize transfers under certain circumstances. Transfers between the Accounts may be made both before and after the Annuity Commencement Date. Generally, the minimum allocation to any Sub-Account may not be less than $500. All percentage (%) allocations must be in whole numbers (e.g., 1%). No minimum balance is presently required in any Account.

It is your responsibility to verify the accuracy of all confirmations of transfers and to promptly advise us in our Administrative Offices of any inaccuracies within 30 days of the date you receive your confirmation.

The right to reallocate Contract Values is subject to modification if we determine, in our sole opinion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Accounts and could include, but not be limited to, the requirement of a minimum time period between each transfer, not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts by you at any one time. SUCH RESTRICTIONS MAY BE APPLIED IN ANY MANNER REASONABLY DESIGNED TO PREVENT ANY USE OF THE TRANSFER RIGHT WHICH WE CONSIDER TO BE TO THE DISADVANTAGE OF OTHER CONTRACT OWNERS.

For Contracts issued in THE STATES OF NEW YORK, FLORIDA, MARYLAND OR OREGON, the reservation of rights set forth in the preceding paragraph is limited to: (i) requiring up to a maximum of 10 Valuation Days between each transfer; (ii) limiting the amount to be transferred on any one Valuation Day to no more than $2 million; and (iii) upon 30 days prior written notice, to only accepting transfer instructions from you and not from your representative, agent or person acting under a power of attorney for you.

Currently, we will not accept instructions from agents acting under a power of attorney of multiple Contract Owners whose Accounts aggregate more than $2 million, unless the agent has entered into a third party transfer services agreement with us.

SURRENDERS
Contract Owners should consult their tax adviser regarding the tax consequences of a Surrender.

- A Surrender made before age 59 1/2 may result in adverse tax consequences, including a penalty tax of 10% of the taxable portion of the Surrender Value. (See "Federal Tax Considerations").

PAYMENT OF SURRENDER AMOUNTS. Payment of any request for a full or partial Surrender from the Accounts will be made as soon as possible and in any event no later than seven days after we receive the request at our Administrative Office.

There may be postponement in the payment of Surrender Amounts whenever (a) the New York Stock Exchange is closed; (b) trading on the New York Stock Exchange is restricted as determined by the Commission; (c) the Commission permits postponement and so orders; or (d) the Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.

FULL SURRENDERS PRIOR TO THE ANNUITY COMMENCEMENT DATE. At any time prior to the Annuity Commencement Date, you have the right to fully Surrender the Contract. In

                            17    - PROSPECTUS
such event, the Surrender Value of the Contract may be taken in the form of a lump sum cash payment.

The Surrender Value of the Contract is equal to the Contract Value less any Premium Taxes, the Annual Maintenance Fee and any Contingent Deferred Sales Charge, if applicable. The Surrender Value may be more or less than the amount of the payments made to your Contract.

PARTIAL SURRENDERS PRIOR TO THE ANNUITY COMMENCEMENT DATE. You may make a partial Surrender of your Contract Value at any time prior to the Annuity Commencement Date so long as the amount Surrendered is at least equal to our minimum amount rules then in effect. Additionally, if the remaining Contract Value following a Surrender is less than $500, we may terminate the Contract and pay the Surrender Value. For Contracts issued in TEXAS, the Contract will not be terminated when the remaining Contract Value after a Surrender is less than $500 unless there were no payments made during the previous 2 Contract Years.

When requesting a partial Surrender, you should specify the Account(s) from which the partial Surrender will be taken; otherwise, the Surrender will be taken on a pro rata basis according to the value in each active Account.

We may permit you to pre-authorize partial Surrenders subject to certain limitations then in effect. We permit partial Surrenders by telephone subject to dollar amount limitations in effect at the time you request the Surrender. To request partial Surrenders by telephone, you must have completed and returned to us a Telephone Redemption Program Enrollment Form authorizing telephone Surrenders. If there are joint Contract Owners, both must authorize us to accept telephone instructions and agree that We may accept telephone instructions for partial Surrenders from either Contract Owner. Partial Surrender requests will not be honored until we receive all required documents in proper form.

Telephone authorization will remain valid until (a) we receive written notice of revocation by you, or, in the case of joint Contract Owners, written notice from either Contract Owner; (b) we discontinue the privilege; or (c) we have reason to believe that you have entered into a market timing agreement with an investment adviser and/or broker/dealer.

We may record any telephone calls to verify data concerning transactions and may adopt other procedures to confirm that telephone instructions are genuine. We will not be liable for losses or expenses arising out of telephone instructions reasonably believed to be genuine.

In order to obtain that day's unit values on Surrender, We must receive telephone Surrender instructions prior to the close of trading on the New York Stock Exchange (generally 4:00 p.m.).

WE MAY MODIFY, SUSPEND, OR TERMINATE TELEPHONE TRANSACTION PRIVILEGES AT ANY
TIME.

SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE. You may fully Surrender your Contract on or after the Annuity Commencement Date if you elect the Payment For a Period Certain Settlement Option. We pay you the commuted value that is equal to the present value of the remaining payments we are scheduled to make less any applicable Contingent Deferred Sales Charge. The commuted value is determined as of the date we receive your written request for Surrender at our Administrative Office.

NO PARTIAL SURRENDERS ARE PERMITTED AFTER THE ANNUITY COMMENCEMENT DATE.

IMPORTANT TAX INFORMATION. THERE ARE CERTAIN RESTRICTIONS ON SECTION 403(B) TAX-SHELTERED ANNUITIES. AS OF DECEMBER 31, 1988, ALL SECTION 403(B) ANNUITIES HAVE LIMITS ON FULL AND PARTIAL SURRENDERS. CONTRIBUTIONS TO THE CONTRACT MADE AFTER DECEMBER 31, 1988 AND ANY INCREASES IN CASH VALUE AFTER DECEMBER 31, 1988 MAY NOT BE DISTRIBUTED UNLESS THE CONTRACT OWNER/EMPLOYEE HAS A) ATTAINED AGE
59 1/2, B) SEPARATED FROM SERVICE, C) DIED, D) BECOME DISABLED OR E) EXPERIENCED FINANCIAL HARDSHIP (CASH VALUE INCREASES MAY NOT BE DISTRIBUTED FOR HARDSHIPS PRIOR TO AGE 59 1/2). DISTRIBUTIONS PRIOR TO AGE 59 1/2 DUE TO FINANCIAL HARDSHIP OR SEPARATION FROM SERVICE MAY STILL BE SUBJECT TO A PENALTY TAX OF 10%. WE WILL NOT ASSUME ANY RESPONSIBILITY FOR DETERMINING WHETHER A SURRENDER IS PERMISSIBLE, WITH OR WITHOUT TAX PENALTY, IN ANY PARTICULAR SITUATION; OR IN MONITORING SURRENDER REQUESTS REGARDING PRE OR POST JANUARY 1, 1989 CONTRACT VALUES. ANY FULL OR PARTIAL SURRENDER DESCRIBED ABOVE MAY AFFECT THE CONTINUING TAX-QUALIFIED STATUS OF SOME CONTRACTS OR PLANS AND MAY RESULT IN ADVERSE TAX CONSEQUENCES TO THE CONTRACT OWNER. THE CONTRACT OWNER, THEREFORE, SHOULD CONSULT WITH A TAX ADVISER BEFORE UNDERTAKING ANY SUCH SURRENDER. (SEE "FEDERAL TAX CONSIDERATIONS").

CONTRACT CHARGES
CONTINGENT DEFERRED SALES CHARGE ("CDSC")

The CDSC covers expenses relating to the sale and distribution of the Contracts, including commissions paid to distributing organizations and the cost of preparing sales literature and other promotional activities.

We assess a CDSC when you request a full or partial Surrender. The percentage of the CDSC is based on how long each premium payment has been in the Contract. Each premium payment has its own CDSC schedule. Premium payments are Surrendered in the order that they were received. The longer you leave your premium payment in the Contract, the lower the CDSC will be when you Surrender.

                            18    - PROSPECTUS

The CDSC is a percentage of the amount Surrendered (not to exceed the total amount of the premium payments made) and equals:

Length of Time from                            CDSC
Premium Payment                               Charge
--------------------------------------------------------
1 year                                              7%
2 years                                             6%
3 years                                             6%
4 years                                             5%
5 years                                             4%
6 years                                             3%
7 years                                             2%
8 years or more                                     0%

PAYMENTS NOT SUBJECT TO CDSC

ANNUAL WITHDRAWAL AMOUNT. During the first seven Contract years, you may make a partial Surrender of Contract Values of up to 15% of the premium payments each Contract Year on a non-cumulative basis, as determined on the date of the requested Surrender, without the application of the CDSC. After the seventh Contract Year, you may make a partial Surrender each Contract Year of 15% of premium payments made during the seven years prior to the Surrender and 100% of the Contract Value less the premium payments made during the seven years prior to the Surrender.

EXTENDED SURRENDER PRIVILEGE. This privilege allows Annuitants who attain age 70 1/2 with a Contract held under an Individual Retirement Account or 403(b) plan to Surrender an amount equal to the required minimum distribution for the stated Contract without incurring any CDSC.

WAIVERS OF CDSC

CONFINEMENT IN A NURSING HOME, HOSPITAL OR LONG TERM CARE FACILITY (described as Eligible Confinement in the Contract). We will waive any CDSC applicable to a partial or full Surrender if the Annuitant, Contract Owner or joint owner is confined, at the recommendation of a physician for medically necessary reasons, for at least 180 calendar days to: a hospital recognized as a general hospital by the proper authority of the state in which it is located; or a hospital recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; or a facility certified as a hospital or long-term care facility; or a nursing home licensed by the state in which it is located and offers the services of a registered nurse 24 hours a day.

The Annuitant, Contract Owner or joint owner cannot be confined at the time the Contract is purchased in order to receive this waiver and the Contract Owner(s) must have been the Contract Owner(s) continuously since the Contract issue date. You must provide written proof of confinement satisfactory to Hartford and you must request the partial or full Surrender within 91 calendar days of the last day of confinement.

This waiver may not be available in all states. Please contact your registered representative or contact Us to determine availability.

DEATH OF THE ANNUITANT OR CONTRACT OWNER OR PAYMENTS UNDER AN ANNUITY OPTION. No CDSC otherwise applicable will be assessed in the event of death of the Annuitant, death of the Contract Owner or if payments are made under an Annuity option (other than a Surrender of variable payments for a Period Certain Annuity option) provided for under the Contract.

OTHER PLANS OR PROGRAMS. Certain plans or programs established by us from time to time may have different Surrender privileges.

MORTALITY AND EXPENSE RISK CHARGE. For assuming risks under the Contract, We deduct a daily charge at the rate of 1.25% per year against all Contract Values held in the Accounts during the life of the Contract. Although variable annuity payments made under the Contracts will vary in accordance with the investment performance of the underlying Fund shares held in the Sub-Account(s), the payments will not be affected by (a) our actual mortality experience among Annuitants before or after the Annuity Commencement Date or (b) our actual expenses, if greater than the deductions provided for in the Contracts because of the expense and mortality undertakings by us.

There are two types of mortality risks: those made during the accumulation or deferral phase and those made during the annuity payout phase. The mortality risk we take in the accumulation phase is that we may experience a loss resulting from the assumption of the mortality risk relative to the death benefit in event of the death of an Annuitant or Contract Owner before commencement of Annuity payments, in periods of declining value. The mortality risk we take during the annuity payout phase is to make monthly Annuity payments (determined in accordance with the 1983a Individual Annuity Mortality Table and other provisions contained in the Contract) to Annuitants regardless of how long an Annuitant may live, and regardless of how long all Annuitants as a group may live. These mortality undertakings are based on our determination of expected mortality rates among all Annuitants. If actual experience among Annuitants during the Annuity payment period deviates from our actuarial determination of expected mortality rates among Annuitants because, as a group, their longevity is longer than anticipated, we must provide amounts from our general funds to fulfill our contractual obligations. We will bear the loss in such a situation.

During the accumulation phase, we also provide an expense undertaking. We assume the risk that the Annual Maintenance Fee for maintaining the Contracts prior to the Annuity Commencement Date may be insufficient to cover the actual cost of providing such items.

                            19    - PROSPECTUS

ANNUAL MAINTENANCE FEE. Each year, on each Contract Anniversary on or before the Annuity Commencement Date, we will deduct an Annual Maintenance Fee, if applicable, from Contract Values to reimburse us for expenses relating to the maintenance of the Contract and Accounts. If during a Contract Year the Contract is Surrendered for its full value, we will deduct the Annual Maintenance Fee at the time of such Surrender. The fee is a flat fee that will be due in the full amount regardless of the time of the Contract Year that Contract Values are Surrendered. The Annual Maintenance Fee is $30 per Contract Year for Contracts with less than $50,000 Contract Value on the Contract Anniversary. Fees will be deducted on a pro rata basis according to the value in each Account under a Contract.

WAIVERS OF THE ANNUAL MAINTENANCE FEE. Annual Maintenance Fees are waived for Contracts with Contract Value equal to or greater than $50,000. In addition, we will waive one Annual Maintenance Fee for Contract Owners who own one or more Contracts with a combined Contract Value of $50,000 up to $100,000. If you have multiple Contracts with a combined Contract Value of $100,000 or greater, we will waive the Annual Maintenance Fee on all Contracts. However, we reserve the right to limit the number of Annual Maintenance Fee waivers to a total of six Contracts. We reserve the right to waive the Annual Maintenance Fee under other conditions.

ADMINISTRATIVE CHARGE. For administration, we apply a daily charge at the rate of .15% per annum against all Contract Values held in the Separate Account during both the accumulation and annuity phases of the Contract. There is not necessarily a relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributable to that Contract; expenses may be more or less than the charge.

The types of expenses incurred by the Separate Account include, but are not limited to, expenses of issuing the Contract and expenses for confirmations, Contract quarterly statements, processing of transfers and surrenders, responding to Contract Owner inquiries, reconciling and depositing cash receipts, calculation and monitoring daily Sub-Account unit values, Separate Account reporting, including semiannual and annual reports and mailing and tabulation of shareholder proxy solicitations.

You should refer to the Trust prospectus for a description of deductions and expenses paid out of the assets of the Trust's portfolios.

PREMIUM TAXES. Charges are also deducted for Premium Tax, if applicable, imposed by state or other governmental entity. Certain states impose a Premium Tax, currently ranging up to 3.5%. Some states assess the tax at the time purchase payments are made; others assess the tax at the time of annuitization. We will pay Premium Taxes at the time imposed under applicable law. At our sole discretion, we may deduct Premium Taxes at the time we pay such taxes to the applicable taxing authorities, at the time the Contract is Surrendered, at the time a death benefit is paid, or at the time the Contract annuitizes.

OPTIONAL DEATH BENEFIT FEE. If you elect the Optional Death Benefit, we will deduct daily from your Contract Value an additional charge which equals .15% of the Sub-Account value.

EXCEPTIONS TO CHARGES UNDER THE CONTRACT. We may offer, at our discretion, reduced fees and charges including, but not limited to, CDSC, the mortality and expense risk charge, administration charges, optional charges and the Annual Maintenance Fee for certain sales (including employer sponsored savings plans) under circumstances which may result in savings of certain costs and expenses. Reductions in these fees and charges will not be unfairly discriminatory against any Contract Owner.

DEATH BENEFITS
DEATH BEFORE THE ANNUITY COMMENCEMENT DATE

DETERMINATION OF THE BENEFICIARY. If the Contract Owner or the Annuitant dies before the Annuity Commencement Date, we will pay a Death Benefit to the Beneficiary.

- IF THE CONTRACT OWNER DIES before the Annuity Commencement Date, any surviving joint Contract Owner becomes the Beneficiary. If there is no surviving joint Contract Owner, the designated Beneficiary will be the Beneficiary. If the Contract Owner's spouse is the sole Beneficiary, the spouse may elect, in lieu of receiving the Contract Value, to be treated as the Contract Owner. If the Annuitant is not living and there is no Contingent Annuitant, the spouse will be presumed to be the Contingent Annuitant. If no Beneficiary designation is in effect or if the Beneficiary has predeceased the Contract Owner, the Contract Owner's estate will be the Beneficiary.

- IF THE ANNUITANT DIES before the Annuity Commencement Date, the Contingent Annuitant will become the Annuitant. If either (a) there is no Contingent Annuitant, (b) the Contingent Annuitant predeceases the Annuitant, or (c) if any sole Contract Owner dies before the Annuity Commencement Date, the Beneficiary, as determined under the Contract control provisions, will receive the Death Benefit. However, if the Annuitant dies prior to the Annuity Commencement Date and the Contract Owner is living, the Contract Owner shall be the Beneficiary. In that case, the rights of any designated Beneficiary shall be void.

DETERMINATION OF THE DEATH BENEFIT

IF YOU DID NOT ELECT THE OPTIONAL DEATH BENEFIT, Your Death Benefit, which we will calculate as of the date we receive Due Proof of Death, will be calculated as follows:

                            20    - PROSPECTUS

If the deceased HAD NOT REACHED THEIR 81ST BIRTHDAY, the Death Benefit is the greater of:

1) 100% of the total premium payments made to the Contract, reduced by any subsequent Surrenders, or

2)  The Contract Value of your annuity, or

3)  Your Maximum Anniversary Value, which is described below.

The Maximum Anniversary Value is based on a series of calculations on Contract Anniversaries of Contract Values, premium payments and partial Surrenders. We will calculate an Anniversary Value for each Contract Anniversary prior to the deceased's 81st birthday or date of death. The Anniversary Value is equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any premium payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary. The Maximum Anniversary Value is equal to the greatest Anniversary Value attained from this series of calculations.

IF THE DECEASED REACHED THEIR 81ST BIRTHDAY, then the Death Benefit is the greater of:

1) 100% of the total premium payments made to us, reduced by any subsequent Surrenders, or

2)  The Contract Value of your annuity, or

3)  The Maximum Anniversary Value.

IF YOU DID ELECT THE OPTIONAL DEATH BENEFIT, the Death Benefit, which we will calculate as of the date we receive Due Proof of Death, will be the greater of:

1) 100% of the total premium payments made to us, reduced by any subsequent Surrenders;

2)  The Contract Value of your annuity;

3)  The Maximum Anniversary Value; or

4)  The Interest Accumulation Value, which is described below.

The Interest Accumulation Value is calculated by accumulating interest on your premium payments at a rate of 5% per year up to the deceased's 81st birthday or date of death, assuming you have not taken any Surrenders. If you have taken any Surrenders, the 5% will be accumulated on your premium payments, but there will be an adjustment for any of the Surrenders. This adjustment will reduce the Optional Death Benefit proportionally for the Surrenders. We stop compounding interest on the deceased's 81st birthday or date of death. After that date, the Interest Accumulation Value will be adjusted by adding any subsequent payments and subtracting proportional adjustments for any partial Surrenders. The Optional Death Benefit is limited to a maximum of 200% of premium payments, less proportional adjustments for any Surrenders. For examples on how the Optional Death Benefit is calculated see "Appendix II".

SPOUSAL CONTRACT CONTINUATION. If the Death Benefit beneficiary is the Contract Owner's spouse, the Contract will continue with the spouse as Contract Owner, unless the spouse elects to receive the Death Benefit as a lump sum payment or as an annuity payment option. If the Contract continues with the spouse as Contract Owner, we will adjust the Contract Value to the amount that we would have paid as the Death Benefit payment, had the spouse elected to receive the Death Benefit as a lump sum payment. This provision will only apply one time for each Contract.

CALCULATION OF THE DEATH BENEFIT. If the Contract Owner or Annuitant dies before the Annuity Commencement Date and a Death Benefit is payable to the Beneficiary, the Death Benefit will be calculated as of the date we receive written notification of Due Proof of Death. THE DEATH BENEFIT REMAINS INVESTED IN THE SEPARATE ACCOUNT ACCORDING TO YOUR LAST INSTRUCTIONS UNTIL THE PROCEEDS ARE PAID OR WE RECEIVE NEW SETTLEMENT INSTRUCTIONS FROM THE BENEFICIARY. DURING THE TIME PERIOD BETWEEN OUR RECEIPT OF WRITTEN NOTIFICATION OF DUE PROOF OF DEATH AND OUR RECEIPT OF THE COMPLETE SETTLEMENT INSTRUCTIONS, THE CALCULATED DEATH BENEFIT WILL BE SUBJECT TO MARKET FLUCTUATIONS. UPON RECEIPT OF COMPLETE SETTLEMENT INSTRUCTIONS, WE WILL CALCULATE THE PAYABLE AMOUNT.

Any Annuity payments made on or after the date of death, but before receipt of written notification of Due Proof of Death will be recovered by us from the Payee.

DEATH ON OR AFTER THE ANNUITY COMMENCEMENT DATE

If, on or after the Annuity Commencement Date, the Contract Owner dies and the Annuitant is living, the Beneficiary becomes the Contract Owner. If the Annuitant dies and the Contract Owner is living, the Contract Owner becomes the Beneficiary.

If the Annuitant dies on or after the Annuity Commencement Date, a Death Benefit may be paid or payments may continue under the following annuity payment options:

X  Life Annuity with Cash Refund

X  Life Annuity with payments for a Period Certain

X Joint and Last Survivor Life Annuity with payments for a Period Certain and payments for a Period Certain.

                            21    - PROSPECTUS

SETTLEMENT PROVISIONS
      -------------------------------------------------------------------

You select an Annuity Commencement Date which will not be deferred beyond the Valuation Day immediately following the later of the Annuitant's 90th birthday or the end of the tenth Contract Year. You may elect a later Annuity Commencement Date if we allow and subject to the laws and regulations then in effect. If the Contract is sold as part of a Charitable Remainder Trust, the Annuity Commencement Date may be deferred to the Annuitant's 100th birthday. The Annuity Commencement Date may be changed from time to time, but ANY CHANGE MUST BE WITHIN 30 DAYS PRIOR TO THE DATE ON WHICH ANNUITY PAYMENTS ARE SCHEDULED TO BEGIN.

You also elect in writing an annuity payment option, which may be any of the options described below or any annuity payment option then being offered by us. The annuity payment option may not be changed on or after the Annuity Commencement Date. The Contract contains the six annuity payment options described below and the Annuity Proceeds Settlement Option.

For Qualified Contracts, the following annuity payment options are only available if the guaranteed payment period is less than the life expectancy of the Annuitant at the time the option becomes effective. The Annuity Proceeds Settlement option is available for Qualified Contracts only if the guaranteed payment period is less than the life expectancy of the Beneficiary at the time the option becomes effective. Such life expectancies are computed on the basis of the mortality table prescribed by the IRS, or if none is prescribed, the mortality table in use by us. If you do not elect otherwise, fixed dollar amount annuity payments will begin automatically on the Annuity Commencement Date, under the Life Annuity Payment Option.

For Non-Qualified Contracts, if you do not elect otherwise, fixed dollar amount annuity payments will automatically begin on the Annuity Commencement Date under the annuity payment option Life Annuity with payments for a Period Certain of 10 years. For Contracts and Contracts issued in Texas, if you do not elect otherwise, fixed dollar amount annuity payments will begin automatically on the Annuity Commencement Date, under the Life Annuity Payment Option.

With the exception of the option Payments for a Period Certain, if the variable dollar amount payment is selected, no Surrenders are permitted after annuity payments begin.

ANNUITY PAYMENT OPTIONS

OPTION 1 -- LIFE ANNUITY where we make Annuity payments for as long as the Annuitant lives.

- Payments under this option STOP UPON THE DEATH OF THE ANNUITANT, even if the Annuitant dies after one payment.

OPTION 2 -- LIFE ANNUITY WITH CASH REFUND where we make payments during the life of the Annuitant and when the Annuitant dies, we pay the remaining value to the Beneficiary. The remaining value is calculated at the time we receive Due Proof of Death by subtracting the annuity payments already made from the Contract Value less any applicable Premium Taxes applied to this annuity payment option.

- This option is only available if you select payments using A VARIABLE DOLLAR AMOUNT PAYMENT OPTION WITH THE 5% AIR OR FIXED DOLLAR AMOUNT ANNUITY PAYMENTS.

OPTION 3 -- LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments to you for the life of the Annuitant but you are at least guaranteed payments for a time period you select which is a minimum of 5 years and a maximum of 100 years minus your Annuitant's age.

- If the Annuitant dies prior to the end of the period selected, we will pay your Beneficiary the present value of the remaining payments, either in a lump sum payment or we will continue payments until the end of the period selected.

OPTION 4 -- JOINT AND LAST SURVIVOR ANNUITY where we make payments during the lifetimes of the Annuitant and another designated individual called the Joint Annuitant At the time of electing this Annuity Option, the Contract Owner may elect reduced payments over the remaining lifetime of the survivor.

- Payments under this option STOP UPON THE DEATH OF THE ANNUITANT AND JOINT ANNUITANT, even if the Annuitant and Joint Annuitant die after one payment.

OPTION 5 -- JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments during the lifetime of the Annuitant and a Joint Annuitant, and we guarantee that those payments for a time period you select which is not less than 5 years and no more than 100 years minus the younger Annuitant's age. At the time of electing this Annuity Option, the Contract Owner may elect reduced payments over the remaining lifetime of the survivor.

- If the Annuitant and Joint Annuity die prior to the end of the period selected, we will pay your Beneficiary the present value of the remaining payments, either in a

                            22    - PROSPECTUS
   lump sum payment or We will continue payments until the end of the period selected.

OPTION 6 -- PAYMENTS FOR A PERIOD CERTAIN where we agree to make payments for a specified time. The minimum period that you can select is 10 years during the first two Contract years and 5 years after the second Contract Anniversary. The maximum period that you can select is 100 years minus your Annuitant's age.

- If you select this option under a variable dollar amount payment, YOU MAY SURRENDER YOUR ANNUITY after annuity payments have started and we will give you the present value of the remaining payments less any applicable Contingent Deferred Sales Charge.

- If the Annuitant dies prior to the end of the period selected, we will pay your Beneficiary the present value of the remaining payments, either in a lump sum payment or we will continue payments until the end of the period selected.

OPTION 7 -- THE ANNUITY PROCEEDS SETTLEMENT OPTION. Proceeds from the Death Benefit may be left with us for at least 5 years from the date of the Contract Owner's death if the death occurs prior to the Annuity Commencement Date. These proceeds will remain in the Account(s) to which they were allocated at the time of death unless the Beneficiary elects to reallocate them. Full or partial Surrenders may be made at any time. In the event of a complete Surrender, the remaining value will equal the Contract Value of the proceeds left with us, minus any partial Surrenders. This option may not be available under certain Contracts issued in connection with Qualified Plans.

WE MAY OFFER OTHER ANNUITY PAYMENT OPTIONS FROM TIME TO TIME.

ANNUITY PAYMENTS
When your decide to begin to take payments, we calculate your Contract Value minus any Premium Tax which we must pay and, unless you instruct us otherwise, we apply that amount to a variable annuity with the same Sub-Account values. You may however, choose to have your Contract Value applied to a fixed annuity instead.

Important: You should consider the question of allocation of Contract Values (less applicable Premium Taxes) among Accounts to make certain that annuity payments are based on the investment alternative best suited to your needs for retirement.

ANNUITY PAYMENTS. The minimum Annuity payment is $50. No election may be made which results in a first payment of less than $50. If at any time Annuity payments are or become less than $50, we have the right to change the frequency of payment to intervals so that payments will at least be $50. For Contracts issued in the State of New York, the minimum monthly Annuity payment is $20. If any amount due is less than the minimum amount per year, we make such other settlement as may be equitable to the Payee.

All Annuity payments under any option will occur the same day of the month as the Annuity Commencement Date, based on the payment frequency selected by you. Available payment frequencies include monthly, quarterly, semi-annual and annual. The payment frequency may be changed within 30 days prior to the anniversary of your Annuity Commencement Date.

ANNUITY COMMENCEMENT DATE. You select the Annuity Commencement Date in your application or order request. The Annuity Calculation Date will be no more than five Valuation Days before the Annuity Commencement Date.

ANNUITY CALCULATION DATE. On the Annuity Calculation Date, your Contract Value less any applicable Premium Tax is applied to purchase Annuity Units of the Sub-Accounts selected by you. The first Annuity payment is computed using the value of these Annuity Units as of the Annuity Calculation Date.

INCOME PAYMENT DATES. All Annuity payments after the first Annuity payment are computed and payable as of the Income Payment Dates. These dates are the same day of the month as the Annuity Commencement Date, based on the Annuity payment frequency selected by you. They are also shown on the specification page of your Contract. You may choose from monthly, quarterly, semi-annual and annual payments. The Annuity payment frequency may not be changed once selected by you.

IN THE EVENT THAT YOU DO NOT SELECT A PAYMENT FREQUENCY, ANNUITY PAYMENTS WILL BE MADE MONTHLY.

VARIABLE ANNUITY PAYMENTS

THE FIRST VARIABLE ANNUITY PAYMENT. Variable Annuity payments are periodic payments we pay to your designated Payee, the amount of which varies from one Income Payment Date to the next as a function of the net investment performance of the Sub-Accounts selected by you. The dollar amount of the first Variable Annuity payment depends on the annuity payment option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount of Contract Value less applicable Premium Tax applied to purchase the Annuity payments, and the applicable annuity purchase rates based on the 1983a Individual Annuity Mortality table using projection scale G projected to the year 2000 and an AIR of not less than 3.0%.

The dollar amount of the first Variable Annuity payment attributable to each Sub-Account is determined by dividing the dollar amount of the Contract Value less applicable Premium Tax applied to that Sub-Account on the Annuity Calculation Date by $1,000 and multiplying the result by the

                            23    - PROSPECTUS
payment factor in the Contract for the selected annuity payment option. The dollar value of the first Variable Annuity payment is the sum of the first Variable Annuity payments attributable to each Sub-Account.

ANNUITY UNITS. The number of Annuity Units attributable to a Sub-Account is derived by dividing the first Variable Annuity payment attributable to that Sub-Account by the Annuity Unit value for that Sub-Account for the Valuation Period ending on the Annuity Calculation Date or during which the Annuity Calculation Date falls if the Valuation Period does not end on such date. The number of Annuity Units attributable to each Sub-Account under a Contract remains fixed unless there is a transfer of Annuity Units between Sub-Accounts.

SUBSEQUENT VARIABLE ANNUITY PAYMENTS. The dollar amount of each subsequent Variable Annuity payment attributable to each Sub-Account is calculated on the Income Payment Date. It is determined by multiplying (a) by (b), where:

(a) is the number of Annuity Units of each Sub-Account credited under the Contract and

(b) is the Annuity Unit value (described below) for that Sub-Account.

The total subsequent Variable Annuity payments equal the sum of the amounts attributable to each Sub-Account.

When an Income Payment Date falls on a day that is not a Valuation Day, the Income Payment is computed as of the prior Valuation Day. If the date of the month elected does not occur in a given month, i.e., the 29th, 30th, or 31st of a month, the payment will be computed as of the last Valuation Day of the month.

The Annuity Unit value of each Sub-Account for any Valuation Period is equal to
(a) multiplied by (b) multiplied by (c) where:

(a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit value is being calculated;

(b) is the Annuity Unit value for the preceding Valuation Period; and

(c) is the Annuity Unit Factor.

The Annuity Unit Factor neutralizes the AIR percentage (3%, 5%, or 6%). The daily Annuity Unit Factor corresponding to the AIR percentages of 3%, 5%, and 6% are 0.999919, 0.999866, and 0.999840, respectively

THE ASSUMED INVESTMENT RETURN (AIR). The Annuity Unit value will increase or decrease from one Income Payment Date to the next in direct proportion to the net investment return of the Sub-Account(s) supporting the Variable Annuity payments, less an adjustment to neutralize the selected AIR. Dividing what would otherwise be the Annuity Unit value by the AIR factor is necessary in order to adjust the change in the Annuity Unit value (resulting from the Net Investment Factor) so that the Annuity Unit value only changes to the extent that the Net Investment Factor represents a rate of return greater than or less than the AIR selected by you. Without this adjustment, the Net Investment Factor would decrease the Annuity Unit value to the extent that such value represented an annualized rate of return of less than 0.0% and increase the Annuity Unit value to the extent that such value represented an annualized rate of return of greater than 0.0%.

The Contract permits Contract Owners to select one of three AIRs: 3%, 5% or 6%. A higher AIR will result in a higher initial payment, a more slowly rising series of subsequent payments when actual investment performance (minus any deductions and expenses) exceeds the AIR, and a more rapid drop in subsequent payments when actual investment performance (minus any deductions and expenses) is less than the AIR. The following examples may help clarify the impact of selecting one AIR over another:

- If you select a 3% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 3% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 3% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

- If you select a 5% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 5% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

- If you select a 6% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 6% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 6% for a payment period, the

                            24    - PROSPECTUS

Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 6%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

Level Variable Annuity payments would be produced if the investment rate returns remained constant and equal to the AIR. In fact, payments will vary up or down as the investment rate varies up or down from the AIR.

EXCHANGE (TRANSFER) OF ANNUITY UNITS. After the Annuity Calculation Date, you may exchange (i.e., transfer) the dollar value of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the transfer, the dollar amount of a Variable Annuity payment generated from the Annuity Units of either Sub-Account would be the same. Transfers are executed as of the day Hartford receives a written request for a transfer. For guidelines refer to Sub-Account Value Transfers Before and After the Annuity Commencement Date.

FIXED DOLLAR ANNUITY. Fixed Annuity payments are determined at annuitization by multiplying the Contract Value (less applicable Premium Taxes) by a rate to be determined by Hartford which is no less than the rate specified in the Fixed Annuity option tables in the Contract. The Annuity payment will remain level for the duration of the Annuity. Any Fixed Annuity allocation may not be changed.

OTHER INFORMATION

ASSIGNMENT. Ownership of this Contract is generally assignable. However, if the Contracts are issued pursuant to some form of Qualified Plan, it is possible that the ownership of the Contracts may not be transferred or assigned depending on the type of tax-qualified retirement plan involved. An assignment of a Non-Qualified Contract may subject the Contract Values or assignment proceeds to income taxes and certain penalty taxes.

CONTRACT MODIFICATION. The Annuitant may not be changed; however, the Contingent Annuitant may be changed at any time prior to the Annuity Commencement Date by sending us written notice. We may modify the Contract, but no modification will effect the amount or term of any Contract unless a modification is required to conform the Contract to applicable Federal or State law. No modification will effect the method by which Contract Values are determined.

FEDERAL TAX CONSIDERATIONS
      -------------------------------------------------------------------

What are some of the federal tax consequences which affect these Contracts?

GENERAL

SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER INVOLVED AND THE TYPE OF PLAN UNDER WHICH THE CONTRACT IS PURCHASED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT DESCRIBED HEREIN.

It should be understood that any detailed description of the federal income tax consequences regarding the purchase of these Contracts cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. The discussion here and in Appendix I, commencing on page 32, is based on Hartford's understanding of existing federal income tax laws as they are currently interpreted.

TAXATION OF HARTFORD AND THE SEPARATE ACCOUNT
The Separate Account is taxed as part of Hartford which is taxed as a life insurance company in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under subchapter M of Chapter 1 of the Code. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units (See "Accumulation Unit Values" commencing on page 16). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Contracts.

TAXATION OF ANNUITIES - GENERAL PROVISIONS AFFECTING PURCHASERS OTHER THAN QUALIFIED RETIREMENT PLANS
Section 72 of the Code governs the taxation of annuities in general.

1. NON-NATURAL PERSONS, CORPORATIONS, ETC. Section 72 contains provisions for Contract Owners which are non-

                            25    - PROSPECTUS
    natural persons. Non-natural persons include corporations, trusts, limited liability companies and partnerships. The annual net increase in the value of the Contract is currently includable in the gross income of a non-natural person, unless the non-natural person holds the Contract as an agent for a natural person. There are additional exceptions from current inclusion for
    (i) certain annuities held by structured settlement companies, (ii) certain annuities held by an employer with respect to a terminated qualified retirement plan and (iii) certain immediate annuities. A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.

    If the Contract Owner is not an individual, the primary Annuitant shall be treated as the Contract Owner for purposes of making distributions which are required to be made upon the death of the Contract Owner. If there is a change in the primary Annuitant, such change shall be treated as the death of the Contract Owner.

2. OTHER CONTRACT OWNERS (NATURAL PERSONS). A Contract Owner is not taxed on increases in the value of the Contract until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or partial value of a Contract) or as Annuity payments under the settlement option elected.

    The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

    a.  DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE.

         i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

         ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full Surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."

        iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a partial Surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

         iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

         v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.

    b. DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE. Annuity payments made periodically after the Annuity Commencement Date are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the "investment in the contract" to the total amount of the payments to be made after the Annuity Commencement Date (the "exclusion ratio").

         i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including Surrenders) will be entirely includable in gross income.

         ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the

                            26    - PROSPECTUS
             contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.

        iii. Generally, non-periodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full Surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).

    c. AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS. Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Contract Owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Contract for this purpose. Hartford believes that for any annuity subject to such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Surrenders will first be treated as surrenders of income until all of the income from all such Contracts is withdrawn. As of the date of this Prospectus, there are no regulations interpreting this provision.

    d.  10% PENALTY TAX-- APPLICABLE TO CERTAIN SURRENDERS AND ANNUITY PAYMENTS.

         i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

         ii. The 10% penalty tax will not apply to the following distributions (exceptions vary based upon the precise plan involved):

            1. Distributions made on or after the date the recipient has attained the age of 59 1/2.

            2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

            3.  Distributions attributable to a recipient's becoming disabled.

            4. A distribution that is part of a scheduled series of substantially equal periodic payments for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's Beneficiary).

            5. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

    e. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982. If the Contract was obtained by a tax-free exchange of a life insurance or annuity Contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come (1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and (4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income., In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph 3.

                            27    - PROSPECTUS

    f.  REQUIRED DISTRIBUTIONS.

         i. Death of Contract Owner or Primary Annuitant

            Subject to the alternative election or spouse beneficiary provisions in ii or iii below:

            1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

            2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within 5 years after such death; and

            3.  If the Contract Owner is not an individual, then for purposes of
                1. or 2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

         ii.Alternative Election to Satisfy Distribution Requirements

            If any portion of the interest of a Contract Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. The election and payments must begin within a year of the death.

        iii. Spouse Beneficiary

            If any portion of the interest of a Contract Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Contract Owner of such portion for purposes of section i. above.

    3. DIVERSIFICATION REQUIREMENTS. Section 817 of the Code provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the Separate Account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury Department. If a Contract is not treated as an annuity contract, the Contract Owner will be subject to income tax on the annual increases in cash value.

        The Treasury Department has issued diversification regulations which generally require, among other things, that no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

        A Separate Account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the Contract Owner must agree to pay the tax due for the period during which the diversification requirements were not met.

        Hartford monitors the diversification of investments in the Separate Accounts and tests for diversification as required by the Code. Hartford intends to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.

    4. OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT. In order for a variable annuity contract to qualify for tax deferral, assets in the segregated asset accounts supporting the variable contract must be considered to be owned by the insurance company and not by the variable contract owner. The Internal Revenue Service ("IRS") has issued several rulings which discuss investor control. The IRS has ruled that certain incidents of ownership by the contract owner, such as the ability to select and control investments in a Separate Account, will cause the contract owner to be treated as the owner of the assets for tax purposes.

                            28    - PROSPECTUS

        Further, in the explanation to the temporary Section 817 diversification regulations, the Treasury Department noted that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the Account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under Section 817(d), relating to the definition of variable contract." The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this prospectus, no other such guidance has been issued. Further, Hartford does not know if or in what form such guidance will be issued. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect. Due to the lack of specific guidance regarding the issue of investor control, there is necessarily some uncertainty regarding whether a Contract Owner could be considered the owner of the assets for tax purposes. Hartford reserves the right to modify the contracts, as necessary, to prevent Contract Owners from being considered the owners of the assets in the Separate Accounts.

FEDERAL INCOME TAX WITHHOLDING
The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, pursuant to Section 3405 of the Code. The application of this provision is summarized below:

1. NON-PERIODIC DISTRIBUTIONS. The portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding unless the recipient elects not to have taxes withheld. If an election not to have taxes withheld is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to Hartford, Hartford will automatically withhold 10% of the taxable distribution.

2.  PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
    YEAR). The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.

GENERAL PROVISIONS AFFECTING QUALIFIED RETIREMENT PLANS
The Contract may be used for a number of qualified retirement plans. If the Contract is being purchased with respect to some form of qualified retirement plan, please refer to Appendix I commencing on page 32 for information relative to the types of plans for which it may be used and the general explanation of the tax features of such plans.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS
The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state Premium Tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

MISCELLANEOUS
      -------------------------------------------------------------------

HOW CONTRACTS ARE SOLD
Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is an affiliate of Hartford. Hartford's parent company indirectly owns 100% of HSD. The principal business address of HSD is the same as that of Hartford.

The securities will be sold by salesperson of HSD who represent Hartford as insurance and variable annuity agents

                            29    - PROSPECTUS
and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

Commissions will be paid by Hartford and will not be more than 6% of premium payments. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in this Prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or Surrender variable insurance products.

YEAR 2000
The Year 2000 issue relates to the ability or inability of computer systems to properly process information and data containing or related to dates beginning with the year 2000 and beyond. The Year 2000 issue exists because, historically, many computer systems that are in use today were developed years ago when a year was identified using a two-digit field rather than a four-digit field. As information and data containing or related to the century date are introduced to computer hardware, software and other systems, date sensitive systems may recognize the year 2000 as 1900, or not at all, which may result in computer systems processing information incorrectly. This, in turn, may significantly and adversely affect the integrity and reliability of information databases and may result in a wide variety of adverse consequences to a company. In addition, Year 2000 problems that occur with third parties with which a company does business, such as suppliers, computer vendors and others, may also adversely affect any given company.

As an insurance and financial services company, Hartford has thousands of individual and business customers that have purchased or invested in insurance policies, annuities, mutual funds and other financial products. Nearly all of these policies and products contain date sensitive data, such as policy expiration dates, birth dates, premium payments dates and the like. In addition, Hartford has business relationships with numerous third parties that affect virtually all aspects of its business, including, without limitation, suppliers, computer hardware and software vendors, insurance agents and brokers, securities broker-dealers and other distributors of financial products.

Beginning in 1990, Hartford began working on making its computer systems Year 2000 ready, either by installing new programs or by replacing systems. In January 1998, Hartford commenced a company-wide program to further identify, assess and remediate the impact of Year 2000 problems in all of Hartford's business segments. Hartford currently anticipates that this internal program will be substantially completed by the end of 1998, and testing of computer systems will continue through 1999.

In addition, as part of its Year 2000 program, Hartford is identifying third parties with which it has significant business relations in order to attempt to assess any potential impact on Hartford as a result of such third-party Year 2000 issues and remediation plans. Hartford currently anticipates that it will substantially complete this evaluation by the end of 1998, and will conduct systems testing with certain third parties through 1999. Hartford does not have control over these third parties and, as a result, Hartford cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to successfully address their Year 2000 issues. Hartford will continue to assess Year 2000 risk exposures related to its own operations and its third-party relationships and is in the process of developing contingency plans.

The costs of addressing the Year 2000 issue that have been incurred through the six months ended June 30, 1998 have not been material to Hartford's financial condition or results of operations. Hartford will continue to incur costs related to its Year 2000 efforts and does not anticipate that the costs to be incurred will be material to its financial condition or results of operations.

LEGAL MATTERS
There are no material legal proceedings pending to which the Separate Account is a party.

Counsel with respect to federal laws and regulations applicable to the issue and sale of the Contracts and with respect to Connecticut law is Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary, Hartford Life Insurance Company, P.O. Box 2999, Hartford, Connecticut 06104-2999.

                            30    - PROSPECTUS

EXPERTS
The audited financial statements and financial statement schedules included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

MORE INFORMATION
You may call your Representative if you have any questions or write or call us at the address below:

  Hartford Life Insurance Company
  Attn: Individual Annuity Services
  P.O. Box 5085
  Hartford, Connecticut 06102-5085
  Telephone: 1-800-521-0538 (Contract Owners)
          1-800-862-7155 (Investment Representatives)

                            31    - PROSPECTUS

APPENDIX I
      -------------------------------------------------------------------

INFORMATION REGARDING TAX-QUALIFIED PLANS
The tax rules applicable to tax-qualified contract owners, including restrictions on contributions and distributions, taxation of distributions and tax penalties, vary according to the type of plan as well as the terms and conditions of the plan itself. Various tax penalties may apply to contributions in excess of applicable limits, distributions prior to age 59 1/2 (subject to certain exceptions), distributions which do not conform to applicable commencement and minimum distribution rules, and certain other transactions with respect to tax-qualified plans. Therefore, this summary does not attempt to provide more than general information about the tax rules associated with use of a Contract by a tax-qualified retirement plan. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person to benefits may be controlled by the terms and conditions of the tax-qualified retirement plan itself, regardless of the terms and conditions of a Contract, but that Hartford is not bound by the terms and conditions of such plans to the extent such terms conflict with a Contract, unless Hartford specifically consents to be bound. Additionally, some tax-qualified retirement plans are subject to distribution and other requirements which are not incorporated into Hartford's administrative procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Because of the complexity of these rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

A.  TAX-QUALIFIED PENSION OR PROFIT-SHARING PLANS
Provisions of the Code permit eligible employers to establish tax-qualified pension or profit sharing plans (described in Section 401(a) and 401(k), if applicable, and exempt from taxation under Section 501(a) of the Code), and Simplified Employee Pension Plans (described in Section 408(k)). Such plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate and the time when distributions must commence. Employers intending to use these contracts in connection with tax-qualified pension or profit-sharing plans should seek competent tax and other legal advice.

B.  TAX SHELTERED ANNUITIES UNDER SECTION 403(B)
Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations, as specified in Section 501(c)(3) of the Code, to purchase annuity contracts, and, subject to certain limitations, to exclude such contributions from gross income. Generally, such contributions may not exceed the lesser of $10,000 (indexed) or 20% of an employee's "includable compensation" for such employee's most recent full year of employment, subject to other adjustments. Special provisions under the Code may allow some employees to elect a different overall limitation.

Tax-sheltered annuity programs under Section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT, unless such distribution is made:

(1) after the participating employee attains age 59 1/2;

(2) upon separation from service;

(3) upon death or disability; or

(4) in the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed).

Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a Section 403(b) contract as of December 31, 1988.

C.  DEFERRED COMPENSATION PLANS UNDER SECTION 457
Employees and independent contractors performing services for eligible employers may have contributions made to an Eligible Deferred Compensation Plan of their employer in accordance with the employer's plan and Section 457 of the Code.
Section 457 places limitations on contributions to Eligible Deferred Compensation Plans maintained by a State or other tax-exempt organization. For these purposes, the term "State" means a State, a political sub-division of a State, and an agency or instrumentality of a State or political sub-division of a State. Generally, the limitation is 33 1/3% of includable compensation (typically 25% of gross compensation) or, for 1998, $8,000 (indexed), whichever is less. Such a plan may also provide for additional "catch-up" deferrals during the three taxable years ending before a Participant attains normal retirement age.

An employee electing to participate in an Eligible Deferred Compensation Plan should understand that his or her rights and benefits are governed strictly by the terms of the plan and that the employer is the legal owner of any contract issued with respect to the plan. The employer, as owner of the contract(s), retains all voting and redemption rights which may accrue to the contract(s) issued with respect to the plan. The participating employee should look to the terms of his or her plan for any charges in regard to participating therein other than those disclosed in this Prospectus. Participants should also be aware that effective August 20, 1996, the Small Business Job Protection Act of 1996 requires that all assets and income of an Eligible Deferred Compensation Plan established by a governmental

                            32    - PROSPECTUS
employer which is a State, a political subdivision of a State, or any agency or instrumentality of a State or political subdivision of a State, must be held in trust (or under certain specified annuity contracts or custodial accounts) for the exclusive benefit of participants and their beneficiaries. Special transition rules apply to such Eligible governmental Deferred Compensation Plans already in existence on August 20, 1996, and provide that such plans need not establish a trust before January 1, 1999. However, this requirement of a trust does not apply to amounts under an Eligible Deferred Compensation Plan of a tax-exempt (non-governmental) organization, and such amounts will be subject to the claims of such tax-exempt employer's general creditors.

In general, distributions from an Eligible Deferred Compensation Plan are prohibited under Section 457 of the Code unless made after the participating employee attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency. Present federal tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan except for transfers to other Section 457 plans in limited cases.

D.  INDIVIDUAL RETIREMENT ANNUITIES UNDER SECTION 408
Section 408 of the Code permits eligible individuals to establish individual retirement programs through the purchase of Individual Retirement Annuities ("IRAs"). IRAs are subject to limitations on the amount that may be contributed, the contributions that may be deducted from taxable income, the persons who may be eligible and the time when distributions may commence. Also, distributions from certain qualified plans may be "rolled-over" on a tax-deferred basis into an IRA.

The Contracts may be offered as SIMPLE IRAs in connection with a SIMPLE IRA plan of an employer. Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a regular IRA only after two years have expired since the participant first commenced participation in your employer's SIMPLE IRA plan. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a regular IRA. Hartford is a non-designated financial institution.

Beginning in 1998, the Contracts may be offered as ROTH IRAs under Section 408A of the Code. Contributions to a ROTH IRA are not deductible. Subject to special limitations, a regular IRA may be converted into a ROTH IRA or a distribution from a regular IRA may be rolled over to a ROTH IRA. However, a conversion or a rollover from a regular IRA to a ROTH IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a ROTH IRA are tax-free.

E.  FEDERAL TAX PENALTIES AND WITHHOLDING
Distributions from retirement plans are generally taxed under Section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution which bears the same ratio as the after-tax contributions bear to the expected return.

1.  Premature Distribution

    Distributions from a tax-qualified plan before the Participant attains age 59 1/2 are generally subject to an additional penalty tax equal to 10% of the taxable portion of the distribution. The 10% penalty does not apply to distributions made after the employee's death, on account of disability, for eligible medical expenses and distributions in the form of a life annuity and, except in the case of an IRA, certain distributions after separation from service after age 55. For these purposes, a life annuity means a scheduled series of substantially equal periodic payments for the life or life expectancy of the Participant (or the joint lives or life expectancies of the Participant and Beneficiary).

    In addition, effective for distributions made from an IRA after December 31, 1997, there is no such penalty tax on distributions that do not exceed the amount of certain qualifying higher education expenses, as defined by
    Section 72(t)(7) of the Code, or which are qualified first-time home buyer distributions meeting the requirements of Section 72(t)(8) of the Code.

    If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax discussed above is increased to 25% with respect to non-exempt premature distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.

2.  Minimum Distribution Tax

    If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% tax on the amount that was not properly distributed.

    An individual's interest in a tax-qualified retirement plan generally must be distributed, or begin to be distributed, not later than April 1 of the calendar year following the later of (i) the calendar year in which the individual attains age 70 1/2 or (ii) the calendar year in which the individual retires from service with the employer sponsoring the plan ("required beginning date"). However, the required beginning date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1

                            33    - PROSPECTUS
    of the calendar year following the calendar year in which the individual attains age 70 1/2. The entire interest of the Participant must be distributed beginning no later than the required beginning date over a period which may not extend beyond a maximum of the life expectancy of the Participant and a designated Beneficiary. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.

    If an individual dies before reaching his or her required beginning date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated Beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the Beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

    If an individual dies after reaching his or her required beginning date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

3.  Withholding

    In general, distributions from IRAs and plans described in Section 457 of the Code are subject to regular wage withholding rules. Periodic distributions from other tax-qualified retirement plans that are made for a specified period of 10 or more years or for the life or life expectancy of the participant (or the joint lives or life expectancies of the participant and beneficiary) are generally subject to federal income tax withholding as if the recipient were married claiming three exemptions. The recipient of periodic distributions may generally elect not to have withholding apply or to have income taxes withheld at a different rate by providing a completed election form.

    Other distributions from such other tax-qualified retirement plans are generally subject to mandatory income tax withholding at the flat rate of 20% unless such distributions are:

    a)  the non-taxable portion of the distribution;

    b)  required minimum distributions; or

    c)  direct transfer distributions.

    Direct transfer distributions are direct payments to an IRA or to another eligible retirement plan under Code section 401(a)(31).

                            34    - PROSPECTUS

APPENDIX II -- OPTIONAL DEATH BENEFIT -- EXAMPLES
      -------------------------------------------------------------------

EXAMPLE 1
____Assume that you deposited a premium payment of $100,000 on January 1, 1998. If you made no Surrenders during the year, your Interest Accumulation Value on January 1, 1999 would be $105,000, calculated as follows:

$100,000      Premium deposited on January 1, 1998
   5,000      Interest accumulated at 5% per year on premiums
--------
$105,000      Interest Accumulation Value on January 1, 1999.

If you elected the Optional Death Benefit, you would be guaranteed a Death Benefit payment equal to at least $105,000.
EXAMPLE 2
    Assume that you deposited a premium payment of $100,000 on January 1, 1998. If you Surrendered $10,000 on January 1, 1999 and your Contract Value immediately prior to the partial Surrender was $100,000, your Interest Accumulation Value on January 1, 1999 would be $94,500, calculated as follows:

 $100,000       Premium deposited on January 1, 1998
    5,000       Interest accumulated at 5% per year on premiums
 ($10,500)      Adjustment for partial Surrender*
---------
  $94,500       Interest Accumulation Value on January 1, 1999.

-------------------------------------------------

* The Adjustment for the partial Surrender reduces the Interest Accumulation Value by an amount equal to the proportion of the partial Surrender to the Contract Value prior to the partial Surrender. Therefore, in this example, the $10,500 reduction to the Interest Accumulation Value is calculated by dividing the amount of the Surrender, $10,000, by the Contract Value paid prior to the Surrender, $100,000. This ratio (Surrender DIVIDED BY Contract Value prior to Surrender) is multiplied by the Interest Accumulation Value prior to Surrenders and results in the adjustment for the partial Surrender.

Interest Accumulation Value prior to Surrenders........  $105,000
Multiplied by ratio of Surrenders  DIVIDED BY Contract
 Value prior to Surrenders
 ($10,000 DIVIDED BY 100,000)..........................   X   .10
                                                         --------
Adjustment for the partial Surrender...................  $ 10,500

The Surrender reduced the Interest Accumulation Value by $10,500
($105,000-94,500).
-------------------------------------------------

                            35    - PROSPECTUS

TABLE OF CONTENTS TO
STATEMENT OF ADDITIONAL INFORMATION
      -------------------------------------------------------------------

                                              PAGE
-----------------------------------------------------------
Description of Hartford Life Insurance
 Company
-----------------------------------------------------------
Safekeeping of Assets
-----------------------------------------------------------
Independent Public Accountants
-----------------------------------------------------------
Distribution of Contracts
-----------------------------------------------------------
Calculation of Yield and Return
-----------------------------------------------------------
Performance Comparisons
-----------------------------------------------------------
Financial Statements
-----------------------------------------------------------

                            36    - PROSPECTUS

This form must be completed for all tax sheltered annuities.

SECTION 403(b)(11) ACKNOWLEDGMENT FORM
---------------------------------------------------------------

The Putnam Variable Annuity Contract which you have recently purchased is subject to certain restrictions imposed by the Tax Reform Act of 1986. Contributions to the Contract after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed to you unless you have:

        a. attained age 59 1/2,

        b. separated from service,

        c. died, or

        d. become disabled.

Distributions of post December 31, 1988 contributions (excluding any income thereon) may also be made if you have experienced a financial hardship.

Also, there may be a 10% penalty tax for distributions made prior to age 59 1/2 because of financial hardship or separation from service.

Also, please be aware that your 403(b) Plan may also offer other financial alternatives other than the Hartford Variable Annuity. Please refer to your Plan.

Please complete the following and return to:

        Hartford Life Insurance Company
       Individual Annuity Services
       P.O. Box 5085
       Hartford, CT 06102-5085
Name of Contract Owner/Participant _____________________
Address ________________________________________________
City or Plan/School District ___________________________
Date: __________________________________________________
Contract No: ___________________________________________
Signature: _____________________________________________

--------------------------------------------------------------------------------

To obtain a Statement of Additional Information, please complete the form below and mail to:

       Hartford Life Insurance Company
       Attn: Individual Annuity Services
       P.O. Box 5085
       Hartford, CT 06102-5085

Please send a Statement of Additional Information for [PRODUCT NAME] Variable Annuity to me at the following address:

-------------------------------------------------------
Name

-------------------------------------------------------
Address

-------------------------------------------------------
City/State                                                 Zip Code

                                        PART B

                         STATEMENT OF ADDITIONAL INFORMATION

                          HARTFORD LIFE INSURANCE COMPANY
                   PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT
                                   [PRODUCT NAME]

This Statement of Additional Information is not a Prospectus. The information contained herein should be read in conjunction with the Prospectus.

To obtain a Prospectus, send a written request to Hartford Life Insurance Company, Attn: Annuity Marketing Services, P.O. Box 5085, Hartford, CT 06102-5085.





Date of Prospectus: March 1, 1999
Date of Statement of Additional Information: March 1, 1999




333-

                              TABLE OF CONTENTS


SECTION                                                                    PAGE
-------                                                                    ----

DESCRIPTION OF HARTFORD LIFE INSURANCE COMPANY . . . . . . . . . . . . . .

SAFEKEEPING OF ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . . .

INDEPENDENT PUBLIC ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . .

DISTRIBUTION OF CONTRACTS. . . . . . . . . . . . . . . . . . . . . . . . .

CALCULATION OF YIELD AND RETURN. . . . . . . . . . . . . . . . . . . . . .

PERFORMANCE COMPARISONS. . . . . . . . . . . . . . . . . . . . . . . . . .

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . .

                   DESCRIPTION OF HARTFORD LIFE INSURANCE COMPANY

Hartford Life Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing life insurance, both individual and group, in all states of the United States and the District of Columbia. Hartford was originally incorporated under the laws of Massachusetts on June
5, 1902, and was subsequently redomiciled to Connecticut.   Its offices are
located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                                  HARTFORD RATINGS

-------------------------------------------------------------------------------
                                EFFECTIVE
RATING AGENCY                 DATE OF RATING      RATING    BASIS OF RATING
-------------------------------------------------------------------------------
A.M. Best and Company, Inc.      9/9/97             A+      Financial soundness
                                                            and operating
                                                            performance.
-------------------------------------------------------------------------------
Standard & Poor's                1/23/98            AA      Insurer financial
                                                            strength
-------------------------------------------------------------------------------
Duff & Phelps                    1/23/98            AA+     Claims paying
                                                            ability
-------------------------------------------------------------------------------

                               SAFEKEEPING OF ASSETS

Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

                           INDEPENDENT PUBLIC ACCOUNTANTS

The audited financial statements and financial statement schedules included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                             DISTRIBUTION OF CONTRACTS

Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account and will offer the Contracts on a continous basis. HSD is an affiliate of Hartford. Hartford's parent company indirectly owns 100% of HSD. The principal business address of HSD is the same as Hartford.

The securities will be sold by salespersons of HSD who represent Hartford as insurance and Variable Annuity agents and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

HSD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Commissions will be paid by Hartford and will not be more than 6% of premium payments from time to time, Hartford may pay or permit other promotion incentives in cash or other compensation.

                          CALCULATION OF YIELD AND RETURN

YIELD OF THE PUTNAM MONEY MARKET SUB-ACCOUNT. As summarized in the Prospectus under the heading "Performance Related Information," the yield of the Sub-Account for a seven day period (the "base period") will be computed by determining the "net change in value" of a hypothetical account having a balance of one unit at the beginning of the period, dividing the net change in account value by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by 365/7 with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of a hypothetical account will include net investment income of the account (accrued dividends as declared by the underlying funds, less expense and Contract charges of the account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

The effective yield is calculated by compounding the base period return by adding 1, raising the sum to a power equal to 365/7 and subtracting 1 from the result, according to the following formula:

                                                 365/7
     Effective Yield = [(Base Period Return + 1)       ] - 1

THE PUTNAM MONEY MARKET SUB-ACCOUNT'S YIELD AND EFFECTIVE YIELD WILL VARY IN RESPONSE TO FLUCTUATIONS IN INTEREST RATES AND IN THE EXPENSES OF THE SUB-ACCOUNT. THE CURRENT YIELD AND EFFECTIVE YIELD REFLECT RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE MAXIMUM ANNUAL MAINTENANCE FEE.

The yield and effective yield for the seven day period ending December 30, 1997 for the Putnam Money Market Sub-Account was as follows ($30 Annual Maintenance Fee):

----------------------------------------------------------------------------
  SUB-ACCOUNT                       YIELD                 EFFECTIVE YIELD
----------------------------------------------------------------------------
  Putnam Money Market *             3.94%                      4.02%
----------------------------------------------------------------------------

* Yield and effective yield for the seven day period ending December 31, 1997.

YIELDS OF PUTNAM GROWTH AND INCOME, PUTNAM GLOBAL ASSET ALLOCATION, PUTNAM HIGH YIELD, PUTNAM UTILITIES GROWTH AND INCOME, PUTNAM U.S. GOVERNMENT AND HIGH QUALITY BOND, AND PUTNAM DIVERSIFIED INCOME SUB-ACCOUNTS. As summarized in the Prospectus under the heading "Performance Related Information," yields of the above Sub-Accounts will be computed by annualizing a recent month's net investment income, divided by a Fund share's net asset value on the last trading day of that month. Net changes in the value of a hypothetical account will assume the change in the underlying mutual fund's "net asset value per share" for the same period in addition to the daily expense charge assessed, at the sub-account level for the respective period. The Sub-Accounts' yields will vary from time to time depending upon market conditions and, the composition of the underlying funds' portfolios. Yield should also be considered relative to changes in the value of the Sub-Accounts' shares and to the relative risks associated with the investment objectives and policies of the underlying Fund.

THE YIELD REFLECTS RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE ANNUAL MAINTENANCE FEE.

Yield calculations of the Sub-Accounts used for illustration purposes reflect the interest earned by the Sub-Accounts, less applicable asset charges assessed against a Contract Owner's account over the base period. Yield quotations based on a 30 day period were computed by dividing the dividends and interests earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

Example:

                                                             6
Current Yield Formula for the Sub-Account  2[((A-B)/(CD) + 1)  - 1]

Where     A = Dividends and interest earned during the period.
          B = Expenses accrued for the period (net of reimbursements).
          C = The average daily number of units outstanding during the period that were entitled to receive dividends.
          D = The maximum offering price per unit on the last day of the period.

At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.

--------------------------------------------------------------------------
  SUB-ACCOUNTS                                                      YIELD
--------------------------------------------------------------------------
  Putnam Growth and Income **                                       0.41%
--------------------------------------------------------------------------
  Putnam Global Asset Allocation **                                 1.08%
--------------------------------------------------------------------------
  Putnam High Yield **                                              7.61%
--------------------------------------------------------------------------
  Putnam Utilities Growth and Income **                             1.67%
--------------------------------------------------------------------------
  Putnam U.S. Government and High Quality Bond  **                  4.08%
--------------------------------------------------------------------------
  Putnam Diversified Income **                                      6.64%
--------------------------------------------------------------------------

**  Yield quotation based on a 30 day period ended December 31, 1997.

CALCULATION OF TOTAL RETURN. As summarized in the Prospectus under the heading "Performance Related Information", total return is a measure of the change in value of an investment in a Sub-Account over the period covered. The formula for total return used herein includes three steps: (1) calculating the value of the hypothetical initial investment of $1,000 as of the end of the period by multiplying the total number of units owned at the end of the period by the unit value per unit on the last trading day of the period; (2) assuming redemption at the end of the period and deducting any applicable contingent deferred sales charge and the $30.00 Annual Maintenance Fee (if applicable) and (3) dividing this account value for the hypothetical investor by the initial $1,000 investment and annualizing the result for periods of less than one year. Total return will be calculated for one year, five years, and ten years or some other relevant periods if a Sub-Account has not been in existence for at least ten years.

The following are the standardized average annual total return quotations for the Sub-Accounts for the period ended December 31, 1997. No information is included for the Putnam Research because as of December 31, 1997, the Sub-Account had not commenced operations.

                 STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR THE
                           PERIOD ENDED DECEMBER 31, 1997

------------------------------------------------------------------------------------------------
                                                                             10 YEAR OR SINCE
  SUB-ACCOUNTS                  INCEPTION DATE       1 YEAR      5 YEAR          INCEPTION
------------------------------------------------------------------------------------------------
  Putnam Asia Pacific Growth        5/1/95           -23.89%       na               -8.12%
------------------------------------------------------------------------------------------------
  Putnam Diversified                9/15/93           -3.12%       na                1.67%
  Income Fund
------------------------------------------------------------------------------------------------
  The George Putnam Fund              na                na         na                 na
------------------------------------------------------------------------------------------------
  Putnam Global Asset               2/1/88             9.01%      9.85%              8.17%
  Allocation
------------------------------------------------------------------------------------------------
  Putnam Global Growth              5/1/90             3.74%     10.72%              6.29%
------------------------------------------------------------------------------------------------
  Putnam Growth and Income          2/1/88            13.42%     14.21%             13.05%
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                                             10 YEAR OR SINCE
  SUB-ACCOUNTS                  INCEPTION DATE       1 YEAR      5 YEAR          INCEPTION
------------------------------------------------------------------------------------------------
  Putnam Health Sciences              na                na         na                 na
------------------------------------------------------------------------------------------------
  Putnam High Yield                 2/1/88             3.75%      7.82%              7.42%
------------------------------------------------------------------------------------------------
  Putnam International Growth       1/2/97              na         na                5.51%
------------------------------------------------------------------------------------------------
  Putnam International              1/2/97              na         na                8.76%
  Growth and Income
------------------------------------------------------------------------------------------------
  Putnam International New          1/2/97              na         na              -10.50%
  Opportunities
------------------------------------------------------------------------------------------------
  Putnam Investors                    na                na         na                 na
------------------------------------------------------------------------------------------------
  Putnam New Opportunities         6/20/94            12.57%       na               17.69%
------------------------------------------------------------------------------------------------
  Putnam New Value                  1/2/97              na         na                6.97%
------------------------------------------------------------------------------------------------
  Putnam OTC & Emerging Growth        na                na         na                 na
------------------------------------------------------------------------------------------------
  Putnam U.S. Government            2/1/88            -1.87%      2.58%              4.74%
  and High Quality Bond
------------------------------------------------------------------------------------------------
  Putnam Utilities Growth           5/1/92            16.33%     10.40%              9.99%
  and Income Bond
------------------------------------------------------------------------------------------------
  Putnam Vista Fund                 1/2/97              na         na               12.51%
------------------------------------------------------------------------------------------------
  Putnam Voyager                    2/1/88            15.76%     14.68%             14.46%
------------------------------------------------------------------------------------------------
  Putnam Money Market               2/1/88            -5.24%      -.76%              1.27%
------------------------------------------------------------------------------------------------

*Figures represent performance since inception for Sub-Accounts in existence for less than 10 years, or performance for 10 years for Sub-Accounts in existence for more than 10 years.

In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the contingent deferred sales charge and the Annual Maintenance Fee are not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

The following are the non-standardized annualized total return quotations for the Sub-Accounts for the period ended December 31, 1997. No information is included for the Putnam Research because as of December 31, 1997, the Sub-Account had not commenced operations.

    NON-STANDARDIZED ANNUALIZED TOTAL RETURN FOR THE PERIOD ENDED JUNE 30, 1998

------------------------------------------------------------------------------------------------
                                                                             10 YEAR OR SINCE
  SUB-ACCOUNTS                  INCEPTION DATE       1 YEAR      5 YEAR          INCEPTION
------------------------------------------------------------------------------------------------
  Putnam Asia Pacific Growth        5/1/95           -15.84%       na               -3.17%
------------------------------------------------------------------------------------------------
  Putnam Diversified Income         9/15/93            5.88%       na                5.94%
------------------------------------------------------------------------------------------------
  The George Putnam Fund              na                na         na                 na
------------------------------------------------------------------------------------------------
  Putnam Global Asset               2/1/88            18.01%     13.01%             10.55%
  Allocation
------------------------------------------------------------------------------------------------
  Putnam Global Growth              5/1/90            12.74%     13.64%              9.10%
------------------------------------------------------------------------------------------------
  Putnam Growth and Income          2/1/88            22.42%     17.21%             15.01%
------------------------------------------------------------------------------------------------
  Putnam Health Sciences              na                na         na                 na
------------------------------------------------------------------------------------------------
  Putnam High Yield                 2/1/88            12.75%     11.01%              9.93%
------------------------------------------------------------------------------------------------
  Putnam International Growth       1/2/97              na         na               14.51%
------------------------------------------------------------------------------------------------
  Putnam International              1/2/97              na         na               17.76%
  Growth and Income
------------------------------------------------------------------------------------------------
  Putnam International New          1/2/97              na         na               -1.50%
  Opportunities
------------------------------------------------------------------------------------------------
  Putnam Investors                    na                na         na                 na
------------------------------------------------------------------------------------------------
  Putnam New Opportunities         6/20/94            21.57%       na               21.18%
------------------------------------------------------------------------------------------------
  Putnam New Value                  1/2/97              na         na               15.97%
------------------------------------------------------------------------------------------------
  Putnam OTC & Emerging Growth        na                na         na                 na

------------------------------------------------------------------------------------------------
  Putnam U.S. Government            2/1/88             7.13%      6.12%              7.22%
  and High Quality Bond
------------------------------------------------------------------------------------------------
  Putnam Utilities Growth           5/1/92            25.33%     13.66%             13.15%
  and Income Bond
------------------------------------------------------------------------------------------------
  Putnam Vista                      1/2/97              na         na               21.51%
------------------------------------------------------------------------------------------------
  Putnam Voyager                    2/1/88            24.76%     17.59%             16.43%
------------------------------------------------------------------------------------------------
  Putnam Money Market               2/1/88             3.76%      3.04%              4.05%
------------------------------------------------------------------------------------------------

*Figures represent performance since inception for Sub-Accounts in existence for less than 10 years, or performance for 10 years for Sub-Accounts in existence for more than 10 years.


                              PERFORMANCE COMPARISONS

YIELD AND TOTAL RETURN. The total return and yield may also be used to compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance. Index performance is not representative of the performance of the Sub-Account to which it is compared and is not adjusted for commissions and other costs. Portfolio holdings of the Sub-Account will differ from those of the index to which it is compared. Performance comparison indices include the following:

The Consumer Price Index, prepared by the U.S. Bureau of Labor Statistics, is a commonly used measure of the rate of inflation. The index shows the average change in the cost of selected consumer goods and services and does not represent a return on an investment vehicle.

The Dow Jones Industrial Average is an unmanaged list of 30 common stocks frequently used as a general measure of stock market performance. Its performance figures reflect changes of market prices and reinvestment of all distributions.

Lehman Brothers Corporate Bond Index is an unmanaged list of publicly issued, fixed-rate, non-convertible investment-grade domestic corporate debt securities frequently used as a general measure of the performance of fixed-income securities. The average quality of bonds included in the index may be higher than the average quality of those bonds in which a Fund may customarily invest. The index does not include bonds in certain of the lower rating classifications in which a Fund may invest. The performance figures of the index reflect changes in market prices and reinvestment of all interest payments.

The Lehman Brothers Government Bond Index (the "SL Government Index") is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the SL Government Index.

The Lehman Brothers Government/Corporate Bond Index (the "SL Government/Corporate Index") is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the SL Government/Corporate Index, an issue must have amounts outstanding in excess of $1 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency. The index does not include bonds in certain of the lower-rating classifications in which a Fund may invest. Its performance figures reflect changes in market prices and reinvestment of all interest payments.

Morgan Stanley Capital International World Index is an unmanaged list of approximately 1,450 equity securities listed on the stock exchanges of the United States, Europe, Canada, Australia, New Zealand and the Far East, with all values expressed in U.S. dollars. Performance figures reflect changes in market prices and reinvestment of distributions net of withholding taxes.
The securities in the index change over time to maintain representativeness.

The NASDAQ-OTC Industrial Average (The "NASDAQ Index") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of approximately 3,500 stocks relative to the base measure of
100.00 on February 5, 1971. The NASDAQ Index is composed entirely of common stocks of companies traded over-the-counter and often through the National Association of Securities Dealers Automated Quotations ("NASDAQ") system. Only those over-the-counter stocks having only one market maker or traded on exchanges are excluded. Its performance figures reflect changes of market prices but do not reflect reinvestment of cash dividends.

Salomon Brothers Long-Term High-Grade Corporate Bond Index is an unmanaged list of publicly traded corporate bonds having a rating of at least AA by Standard & Poor's or Aa by Moody's and is frequently used as general measure of the performance of fixed-income securities. The average quality of bonds included in the index may be higher than the average quality of those bonds in which a Fund may customarily invest. The index does not include bonds in certain of the lower rating classifications in which a Fund may invest. Performance figures for the index reflect changes of market prices and reinvestment of all distributions.

The Salomon Brothers 7-10 Year Government Bond Index is an unmanaged list of U.S. Government and government agency securities with maturities of 7 to 10 years. Performance figures for the index reflect changes of market prices and reinvestment of all interest payments.

The Standard & Poor's Composite Index of 500 stocks (the "S&P 500") is a market value-weighted and unmanaged index showing changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included. The 500 companies represented include 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 80% of the market value of all issues traded on the New York Stock Exchange. Its performance figures reflect changes of market prices and reinvestment of all regular cash dividends.

The Standard & Poor's 40 Utilities Index is unmanaged list of 40 utility stocks. The

Index assumes reinvestment of all distributions and reflects changes in market prices but does not take into account brokerage commissions or other fees. Putnam VT Utilities Growth and Income Fund's telephone and electric utility stocks are generally held in the same proportion as the telephone and electric stocks in the S&P Utilities Index. However, there are some utility stocks held by the Fund that are not part of the Index.

                                      PART C

                                 OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a) All financial statements are included in Part A and Part B of the Registration Statement.

     (b) (1) Resolution of the Board of Directors of Hartford Life Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)

     (2)  Not applicable.

     (3)  (a)  Principal Underwriter Agreement.(2)

     (3)  (b)  Form of Dealer Agreement.(2)

     (4)  Form of Individual Flexible Premium Variable Annuity Contract.

     (5)  Form of Application.

     (6)  (a)  Articles of Incorporation of Hartford.(3)

     (6)  (b)  Bylaws of Hartford.(1)

     (7)  Not applicable.

     (8)  Form of Participation Agreement.(4)

     (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel, and Corporate Secretary.

----------------------------

(1) Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-73566, dated May 1, 1995.

(2) Incorporated by reference to Post Effective Amendment No. 3, to the Registration Statement File No. 33-73566, dated May 1, 1996.

(3) Incorporated by reference to Post Effective Amendment No. 16, to the Registration Statement File No. 33-73566, filed on April 17, 1997.

(4) Incorporated by reference to Post Effective Amendment No. 17, to the Registration Statement File No. 33-73566, filed on April 15, 1998.

    (10) Consent of Arthur Andersen LLP, Independent Public Accountants will be provided by amendment.

    (11)  No financial statements are omitted.

    (12)  Not applicable.

    (13)  Not applicable.

    (14)  Not applicable.

    (15)  Copy of Power of Attorney.

    (16)  Organizational Chart.

Item 25.  Directors and Officers of the Depositor

-----------------------------------------------------------------------------
      NAME                            POSITION WITH HARTFORD
-----------------------------------------------------------------------------
      Dong H. Ahn                     Vice President
-----------------------------------------------------------------------------
      Wendell J. Bossen               Vice President
-----------------------------------------------------------------------------
      Gregory A. Boyko                Senior Vice President, Director*
-----------------------------------------------------------------------------
      Peter W. Cummins                Senior Vice President
-----------------------------------------------------------------------------
      Ann M. de Raismes               Senior Vice President
-----------------------------------------------------------------------------
      Timothy M. Fitch                Vice President and Actuary
-----------------------------------------------------------------------------
      David T. Foy                    Senior Vice President and Treasurer
-----------------------------------------------------------------------------
      Bruce D. Gardner                Vice President
-----------------------------------------------------------------------------
      J. Richard Garrett              Vice President and Assistant
                                      Treasurer
-----------------------------------------------------------------------------
      John P. Ginnetti                Executive Vice President & Director
                                      of Asset Management Services,
                                      Director*
-----------------------------------------------------------------------------
      William A. Godfrey, III         Senior Vice President
-----------------------------------------------------------------------------
      Lynda Godkin                    Senior Vice President, General
                                      Counsel and Corporate Secretary,
                                      Director*
-----------------------------------------------------------------------------
      Lois W. Grady                   Senior Vice President
-----------------------------------------------------------------------------
      Christopher Graham              Vice President
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
      NAME                            POSITION WITH HARTFORD
-----------------------------------------------------------------------------
      Mark E. Hunt                    Vice President
-----------------------------------------------------------------------------
      Stephen T. Joyce                Vice President
-----------------------------------------------------------------------------
      Michael D. Keeler               Vice President
-----------------------------------------------------------------------------
      Robert A. Kerzner               Senior Vice President
-----------------------------------------------------------------------------
      David N. Levenson               Vice President
-----------------------------------------------------------------------------
      Steven M. Maher                 Vice President and Actuary
-----------------------------------------------------------------------------
      William B. Malchodi, Jr.        Vice President
-----------------------------------------------------------------------------
      Raymond J. Marra                Vice President
-----------------------------------------------------------------------------
      Thomas M. Marra                 Executive Vice President and Director,
                                      Investment Products Division, Director*
-----------------------------------------------------------------------------
      Robert F. Nolan                 Senior Vice President
-----------------------------------------------------------------------------
      Joseph J. Noto                  Vice President
-----------------------------------------------------------------------------
      C. Michael O'Halloran           Vice President
-----------------------------------------------------------------------------
      Daniel E. O'Sullivan            Vice President
-----------------------------------------------------------------------------
      Craig R. Raymond                Senior Vice President and Chief
                                      Actuary
-----------------------------------------------------------------------------
      Mary P. Robinson                Vice President
-----------------------------------------------------------------------------
      Donald A. Salama                Vice President
-----------------------------------------------------------------------------
      Timothy P. Schiltz              Vice President
-----------------------------------------------------------------------------
      Lowndes A. Smith                President and Chief Executive
                                      Officer, Director*
-----------------------------------------------------------------------------
      Keith A. Stevenson              Vice President
-----------------------------------------------------------------------------
      Edward A. Sweeney               Vice President
-----------------------------------------------------------------------------
      Judith V. Tilbor                Vice President
-----------------------------------------------------------------------------
      Raymond P. Welnicki             Senior Vice President and Director,
                                      Employee Benefit Division, Director*
-----------------------------------------------------------------------------
      Walter C. Welsh                 Senior Vice President
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
      NAME                            POSITION WITH HARTFORD
-----------------------------------------------------------------------------
      Lizabeth H. Zlatkus             Senior Vice President, Director*
-----------------------------------------------------------------------------
      David M. Znamierowski           Senior Vice President, Director*
-----------------------------------------------------------------------------

Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes Board of Directors.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

          Filed herewith as Exhibit 16.

Item 27.  Number of Contract Owners

          As of November 30, 1998, there were 236,885 Contract Owners.

Item 28.  Indemnification

          Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

          The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat. Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they becomes subject by reason of being or having been an employees or officers of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.

          The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq.

          Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify a only a director that was successful on the merits in a suit, under Article VIII, Section 1 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant for (1) any claims and liabilities to which they become subject by reason of being or having been a directors or officers of the company and legal and (2) other expenses incurred in defending against such claims, in each case, to the extent such is consistent with statutory provisions.

          Additionally, the directors and officers of Hartford and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

          (a) HSD acts as principal underwriter for the following investment companies:

               Hartford Life Insurance Company - Separate Account One Hartford Life Insurance Company - Separate Account Two Hartford Life Insurance Company - Separate Account Two (DC Variable Account I)
               Hartford Life Insurance Company - Separate Account Two (DC Variable Account II)

               Hartford Life Insurance Company - Separate Account Two (QP Variable Account)
               Hartford Life Insurance Company - Separate Account Two (Variable Account "A")
               Hartford Life Insurance Company - Separate Account Two (NQ Variable Account)
               Hartford Life Insurance Company - Putnam Capital Manager Trust Separate Account
               Hartford Life Insurance Company - Separate Account Three Hartford Life Insurance Company - Separate Account Five Hartford Life and Annuity Insurance Company - Separate Account One
               Hartford Life and Annuity Insurance Company - Putnam Capital Manager Trust Separate Account Two
               Hartford Life and Annuity Insurance Company - Separate Account Three
               Hartford Life and Annuity Insurance Company - Separate
               Account Five
               Hartford Life and Annuity Insurance Company - Separate
               Account Six
               American Maturity Life Insurance Company - Separate Account
               AMLVA

          (b)  Directors and Officers of HSD

               Name and Principal                Positions and Offices
                Business Address                   With Underwriter
               ------------------                ---------------------

               Lowndes A. Smith         President and Chief Executive Officer,
                                        Director
               John P. Ginnetti         Executive Vice President, Director
               Thomas M. Marra          Executive Vice President, Director
               Peter W. Cummins         Senior Vice President
               Lynda Godkin             Senior Vice President, General Counsel
                                        and Corporate Secretary
               Donald E. Waggaman, Jr.  Treasurer
               George R. Jay            Controller

               Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 30.  Location of Accounts and Records

          All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31.  Management Services

          All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 32.  Undertakings

          (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.

          (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

          (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

          (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

          The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with conditions one through four of the no-action letter.

                                SIGNATURES
                                ----------

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 21st day of December, 1998.

HARTFORD LIFE INSURANCE COMPANY -
PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT
      (Registrant)

By: Peter W. Cummins                              *By: /s/ Marianne O'Doherty
    --------------------------------------------       -----------------------
    Peter W. Cummins, Senior Vice President*           Marianne O'Doherty
                                                       Attorney-in-Fact


HARTFORD LIFE INSURANCE COMPANY
      (Depositor)

By: Peter W. Cummins
    --------------------------------------------
    Peter W. Cummins, Senior Vice President*

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.

Gregory A. Boyko, Senior Vice President,
       Director *
John P. Ginnetti, Executive Vice
    President, Director *
Lynda Godkin, Senior Vice President,
    General Counsel & Corporate Secretary, Director*
Thomas M. Marra, Executive Vice                        *By:  /s/ Marianne O'Doherty
    President, Director *                                   -------------------------
Lowndes A. Smith, President &                                Marianne O'Doherty
    Chief Operating Officer, Director *                      Attorney-In-Fact
Raymond P. Welnicki, Senior Vice
    President, Director *                                    Dated:  December 21, 1998
Lizabeth H. Zlatkus, Senior Vice President,
    Director *
David M. Znamierowski, Senior Vice President,
    Director*

                                 EXHIBIT INDEX


(4)  Form of Individual Flexible Premium Variable Annuity Contract.

(5)  Form of Application.

(9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

(15) Copy of Power of Attorney.

(16) Organizational Chart.